Filed pursuant to Rule 424(b)(5). A filing fee of $12,595, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the shares of common stock (aggregate offering price of $117,714,000) offered from the registration statement (File No. 333-133913) by means of this prospectus.

PROSPECTUS
4,000,000 Shares
Aaron Rents, Inc.
Common Stock

        This is a public offering of 4,000,000 shares of common stock of Aaron Rents, Inc. We are selling 3,000,000 shares, and the selling shareholder named in this prospectus is selling 1,000,000 shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.
      Our common stock is listed on the New York Stock Exchange under the symbol RNT. On May 18, 2006, the last reported sales price of our common stock on the New York Stock Exchange was $26.10 per share.
      Holders of our common stock have no voting rights except as provided in our articles of incorporation or as required by Georgia law. Only the holders of shares of our Class A common stock, which neither we nor the selling shareholder are offering, vote for the election of directors and on most other matters.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of this prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$25.75	$103,000,000
Underwriting discount	$1.2875	$5,150,000
Proceeds, before expenses, to Aaron Rents	$24.4625	$73,387,500
Proceeds, before expenses, to the selling shareholder	$24.4625	$24,462,500
      The underwriters may also purchase up to an additional 450,000 shares of our common stock from us and 150,000 shares from the selling shareholder at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus solely to cover over-allotments.
      The underwriters expect to deliver the shares on or about May 24, 2006.

SunTrust Robinson Humphrey	Morgan Keegan & Company, Inc.
          Stifel Nicolaus
Wachovia Securities
BB&T Capital Markets
May 18, 2006

      It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated by reference in this prospectus, in making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus and information contained in any free-writing prospectus we may authorize to be sent to you in connection with this offering. None of Aaron Rents, the selling shareholder or the underwriters has authorized anyone to provide you with information different from this information. The information contained or incorporated by reference in this prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.
      References to our website have been provided for textual reference only, and information on our website does not constitute part of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our common stock in any circumstances or jurisdiction where the offer or sale is not permitted.

      Except as otherwise indicated or required by the context, references to we, our, us, Aaron Rents or the company refer to Aaron Rents, Inc. and its subsidiaries and predecessors. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase an additional 450,000 shares from us and 150,000 shares from the selling shareholder.

PROSPECTUS SUMMARY
      This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
Aaron Rents, Inc.
      We are a leading specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. We engage in the lease ownership, rental and retail sale of a wide variety of products such as widescreen, LCD and plasma televisions, computers, living room, dining room and bedroom furniture, washers, dryers and refrigerators. We carry well-known brands such as JVC, Mitsubishi, Philips, RCA, Sony, Dell, Hewlett-Packard, La-Z-Boy, Simmons, Frigidaire, General Electric and Maytag.
      As of March 31, 2006, we had 1,164 Aaron’s Sales & Lease Ownership stores, comprised of 764 company-operated stores in 34 states and Puerto Rico and 400 independently-owned franchised stores in 43 states and Canada. We have added 501 company-operated and 207 franchised sales and lease ownership stores since the beginning of 2001. In addition, we operate our Aaron’s Corporate Furnishings division, which rents residential and office furniture through 59 company-operated stores in 16 states as of March 31, 2006. Our MacTavish Furniture Industries division manufactures and supplies nearly one-half of the furniture and related accessories leased and sold in our stores.
      We have a long history of revenue growth and profitability. Total revenues increased to $1.13 billion in 2005 from $546.7 million in 2001, representing a 19.8% compound annual growth rate. Our total net earnings increased to $58.0 million in 2005 from $12.3 million in 2001, representing a 47.2% compound annual growth rate. Total revenues for the three months ended March 31, 2006 were $347.3 million, an increase of $67.9 million, or 24.3%, over the comparable period in 2005.
      Aaron’s Sales & Lease Ownership. Our strategic focus is to expand our Aaron’s Sales & Lease Ownership division by opening company-operated stores, expanding our franchise program and making selective acquisitions. Revenues from our sales and lease ownership division increased to $1.00 billion in 2005 from $394.3 million in 2001, representing a 26.3% compound annual growth rate, and accounted for 89.3% of our total 2005 revenues of $1.13 billion.
      We believe that our sales and lease ownership model is unique and represents a more effective method of serving our primary customers, who are lower to middle income consumers, than a typical rent-to-own business or the more traditional method of credit installment sales. By providing customers with the option either to lease merchandise with the opportunity to obtain ownership or to purchase merchandise outright, we blend elements of rent-to-own and traditional retailing. We enable cash or credit-constrained customers to obtain quality-of-life enhancing merchandise that they otherwise might not be able to afford without incurring additional debt or long-term obligations. In addition to these core customers, our concept is also popular with consumers who have only a temporary need for the merchandise or want to try out a particular brand or model before buying it.
      We offer an up-front “cash and carry” purchase option on select merchandise at prices that are competitive with discount and traditional retailers. Our merchandise selection and store size are more typical of traditional retailers. However, unlike most traditional retailers, our sales and lease ownership transactions are not credit installment contracts, and the customer may elect to terminate the transaction after a short initial rental period. We encourage our customers to obtain ownership of their rental merchandise while offering the flexibility to return their merchandise without further obligations.

      We believe our sales and lease ownership model offers the following distinctive characteristics versus traditional rent-to-own stores:

•	Lower total cost — our agreement terms typically provide a lower cost of ownership to the customer.

•	Wider merchandise selection — we generally offer a larger selection of higher-quality merchandise from well-known brands.

•	Larger store layout — our stores average approximately 9,000 square feet, nearly twice the size of typical rent-to-own stores.

•	Fewer payments — our typical plan offers semi-monthly or monthly payments versus the rent-to-own industry standard of weekly payments. Our agreements also usually provide for a shorter term until the customer obtains ownership.

•	Flexible payment methods — we offer our customers the opportunity to pay by cash, check, credit card or debit card. We receive approximately 47% of our payment volume (in dollars) from customers by check, credit card or debit card.
      Aaron’s Corporate Furnishings. Our corporate furnishings division (formerly known as the rent-to-rent division) rents new and rental return merchandise to individuals and businesses, with a focus on renting residential and office furniture primarily to business customers. We have been in the corporate furnishings business for over 50 years and believe we are the second largest corporate furnishings rental company in the United States.
      MacTavish Furniture Industries. Aaron Rents is the only major furniture rental company in the United States that manufactures its own furniture. By manufacturing our own specially designed residential and office furniture, we believe we enjoy an advantage over our competitors. Manufacturing enables us to control the quality, cost, delivery, styling, durability and quantity of our furniture products.
Our Industry
      Our sales and lease ownership concept blends what we believe to be the best elements of the rent-to-own industry and the traditional retailing industry. The market for consumer electronics, computers, home furnishings and appliances is large and expanding. The rent-to-own industry offers an alternative to traditional methods of obtaining electronics, computers, home furnishings and appliances. We consider the rent-to-own market to be those U.S. households that earn less than $50,000 per year, which includes over 50% of U.S. households. According to industry sources, there are approximately 8,300 rent-to-own stores in the United States. Annual industry-wide revenues are believed to be approximately $6.6 billion in the United States.
Our Operating Strategies
      We seek to enhance profitability through operating strategies that distinguish us from our competitors and improve efficiencies by striving to:

•	Differentiate our Aaron’s Sales & Lease Ownership concept — our innovative approaches to meeting changing customer needs differ from our competitors. We offer lease ownership agreements which result in a lower “all-in” price, larger and more attractive store showrooms, a wider and higher-quality selection of merchandise and up-front cash and carry purchase options on select merchandise at prices that are competitive with traditional retailers.

•	Offer high levels of customer service and satisfaction — we foster good relationships with our customers to attract recurring business by providing quick delivery and free repair of rented merchandise. We also train associates in customer service through our Aaron’s University program.

•	Promote our vendors and the Aaron’s brand name — our marketing programs target the prime customer base for our products, such as our brand name “Dream Products” merchandise which we advertise through our “Drive Dreams Home” sponsorship of NASCAR championship racing. We also market our business through sponsorship of other sporting events, including arena football, NBA basketball, major league baseball and various college sports. In addition, we utilize radio commercials and direct mail advertising featuring specific products, with over 20 million flyers mailed monthly to consumers in areas served by our stores.

•	Manage merchandise through our manufacturing and distribution capabilities — we believe our manufacturing operations and network of 16 fulfillment centers give us a strategic advantage over our competitors by enabling us to provide timely shipment of merchandise to our stores in order to meet customer demand quickly.

•	Utilize proprietary management information systems — we use our proprietary management information systems to pursue systematically collections and merchandise returns and to match inventory with demand.
Our Growth Strategies
      We seek to increase our revenues and profitability through the execution of our growth strategies, which are to:

•	Open additional company-operated sales and lease ownership stores — we plan to open additional sales and lease ownership stores in existing and select new geographic markets. Additional stores help us to realize economies of scale in marketing and distribution and other operating efficiencies. We opened 82 company-operated stores in 2005, and we estimate that we will open approximately 90 company-operated stores in 2006.

•	Increase our sales and lease ownership franchises — we seek qualified franchisees to grow our sales and lease ownership business more quickly, increase our brand exposure and achieve economies of scale in select markets where we have no immediate plans to enter. Franchise fees and royalties represent a growing source of company revenues. We anticipate that our franchisees will open approximately 65 franchised sales and lease ownership stores in 2006.

•	Increase revenues and net earnings from existing sales and lease ownership stores — we experienced same store revenue growth (revenues earned in stores open for the entirety of both periods) from our company-operated sales and lease ownership stores of 12.8% in 2003, 11.6% in 2004, 8.3% in 2005 and 10.7% for the first three months of 2006. We expect revenues and net earnings of our sales and lease ownership division to continue to grow as the large number of stores opened in the past few years increase their number of customers.

•	Seek selective acquisitions in both new and existing sales and lease ownership markets — we will continue to explore acquisitions of other rent-to-own operations and select company franchisees. In 2005, we acquired the rental agreements, merchandise and assets of 96 sales and lease ownership locations. Some of these locations were subsequently merged with existing locations, resulting in 56 new stores from acquisitions.

      Our Chairman and Chief Executive Officer, R. Charles Loudermilk, Sr., established Aaron Rents in 1955, and we were incorporated under the laws of Georgia in 1962. Our principal business address is 309 E. Paces Ferry Road, Atlanta, Georgia, 30305-2377, and our telephone number is (404) 231-0011.
      We own or have rights to various trademarks and trade names used in our business. This prospectus also includes trademarks, service marks and trade names owned by other companies.

The Offering

Common stock offered:
By us	3,000,000 shares
By the selling shareholder	1,000,000 shares

Common stock outstanding after this offering:
Common stock	45,106,322 shares
Class A common stock	8,396,233 shares

Use of proceeds	• Repayment of approximately $73.0 million of our outstanding bank debt

• General corporate purposes, including growth capital and working capital needs

New York Stock Exchange symbols:
Common stock	RNT
Class A common stock	RNT.A

Risk factors	See “Risk Factors” beginning on page 6 and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock

      The number of shares estimated to be outstanding after this offering is based on the number of our common shares outstanding on May 18, 2006, and excludes 2,529,522 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on May 18, 2006, of which options for 1,147,876 shares were exercisable on that date.
      Holders of our common stock have no voting rights except as provided in our articles of incorporation or as required by Georgia law. Only the holders of our Class A common stock, which neither we nor the selling shareholder are offering by this prospectus, vote for the election of directors and on most other matters. See “Description of Capital Stock.” When we refer to our common shares in this prospectus, we are referring to both our common stock and our Class A common stock.

Summary Financial and Operating Data
      The following table shows our summary financial and operating data which you should read together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and accompanying notes and the other financial and other data included elsewhere in this prospectus. The as-adjusted balance sheet data give effect to this offering as if it occurred on March 31, 2006 and the application of the net proceeds thereof as described in “Use of Proceeds.”

						Three months ended
	Year ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(Dollars in thousands, except share data)
Statement of Earnings Data:
Revenues	$546,681	$640,688	$766,797	$946,480	$1,125,505	$279,348	$347,287
Total cost of sales	105,986	136,263	162,627	188,587	211,861	53,369	72,197
Operating expenses	276,682	293,346	344,884	414,518	507,158	119,631	143,956
Depreciation of rental merchandise	137,900	162,660	195,661	253,456	305,630	75,130	93,281
Net earnings	12,336	27,440	36,426	52,616	57,993	18,422	21,561
Earnings per common share:
Basic	$.28	$.58	$.74	$1.06	$1.16	$.37	$.43
Assuming dilution	.27	.57	.73	1.04	1.14	.36	.42
Weighted average common shares outstanding:
Basic	44,838	47,046	48,964	49,602	49,846	49,767	50,185
Assuming dilution	45,320	47,775	49,783	50,575	50,805	50,747	51,085
Dividends per common share	$.018	$.018	$.022	$.039	$.054	$.013	$.014

Revenues by Operating Unit:
Sales and lease ownership	$380,404	$501,390	$634,489	$804,723	$975,026	$240,618	$307,072
Corporate furnishings	150,002	119,885	109,083	108,453	117,476	30,185	32,283
Franchise	13,913	16,663	19,347	25,253	29,781	7,270	8,328

Stores Open at End of Period:
Sales and lease ownership:
Company-operated	364	412	500	616	748	646	764
Franchised	209	232	287	357	392	361	400

Systemwide	573	644	787	973	1,140	1,007	1,164
Corporate furnishings	75	70	60	58	58	58	59

Total stores	648	714	847	1,031	1,198	1,065	1,223

Other Sales and Lease Ownership Data:
Same store revenue growth	8.1%	6.9%	12.8%	11.6%	8.3%	8.3%	10.7%
Number of customers	203,653	243,662	314,408	386,865	468,228	409,046	480,812

	As of March 31, 2006

		As adjusted for
	Actual	this offering

	(In thousands)
Balance Sheet Data:
Rental merchandise, net	$569,140	$569,140
Total assets	882,630	882,630
Interest-bearing debt	200,611	127,624
Shareholders’ equity	462,259	535,247

RISK FACTORS
      You should carefully consider the following risk factors, as well as other information in this prospectus and in the documents we incorporate by reference, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. The risks set forth below are in addition to risks that apply to most businesses, which could also seriously harm our business.
      If any of these risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.
Our growth strategy depends considerably on opening new company-operated stores. Our ability to expand our store base is influenced by factors beyond our control, which may impair our growth strategy and impede our revenue growth.
      From January 1, 2005 through March 31, 2006, we added a net of 148 company-operated sales and lease ownership stores. Opening new company-operated stores is an important part of our growth strategy. Our ability to continue opening new stores is affected by, among other things:

•	the substantial outlay of financial resources required to open new stores and initially operate them, and the availability of capital sources to finance new openings and initial operation;

•	competition in existing and new markets;

•	consumer demand, tastes and spending patterns in new markets that differ from those in our existing markets;

•	difficulties associated with hiring, training and retaining additional skilled personnel, including store managers;

•	challenges in adapting our distribution and other operational and management systems to an expanded network of stores; and

•	our ability to identify suitable new store sites and to negotiate acceptable leases for these sites.
      If we cannot address these challenges successfully, we may not be able to expand our business or increase our revenues at the rates we currently contemplate.
If we cannot manage the costs of opening new stores, our profitability may suffer.
      Opening a new store requires significant start-up expenses, and new stores are often not profitable until their second year of operation. Consequently, opening many stores over a short period can materially decrease our net earnings for a time. This effect is sometimes called “new store drag.” During 2005, we estimate that start-up expenses for new stores reduced our net earnings by approximately $8.0 million, or $.16 per diluted share. We cannot be certain that we will be able to fully recover these significant costs in the future.
We may not be able to attract qualified franchisees, which may slow the growth of our business.
      Our growth strategy depends significantly upon our franchisees developing new franchised sales and lease ownership stores. We generally seek franchisees who meet our stringent business background and financial criteria and who are willing to enter into area development agreements for several stores. A number of factors, however, could inhibit our ability to find qualified franchisees, including general economic downturns or legislative or litigation developments that make the rent-to-own industry less attractive to potential franchisees. These developments could also adversely affect our franchisees’ ability to obtain adequate capital to develop and operate new stores on time, or at all. Our inability to find qualified franchisees could slow our growth.
      Qualified franchisees who conform to our standards and requirements are also important to the overall success of our business. Our franchisees, however, are independent contractors and not employees, and consequently we cannot control them to the same extent as our company-operated stores. Our franchisees may fail in key areas, which could in turn slow our growth, reduce our franchise revenues, or damage our image and reputation.
If we are unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, our profitability may decrease.
      We frequently acquire other sales and lease ownership businesses. We acquired the rental agreements, merchandise and assets of 96 stores through acquisitions in 2005. If we are unable to integrate successfully the businesses we acquire, we may incur substantial cost and delays in increasing our customer base. In addition, the failure to integrate acquisitions successfully may divert management’s attention from Aaron Rents’ existing business. Integration of an acquired business may be more difficult when we acquire a business in an unfamiliar market, or a business with a different management philosophy or operating style.
Our competitors could impede our ability to attract new customers or could attract current customers away from us.
      The industries in which we compete are highly competitive. In the sales and lease ownership market, our competitors include national, regional and local operators of rent-to-own stores and credit retailers. We compete in the rent-to-rent market with national and local companies and, to a lesser extent, with apartment owners who purchase or provide furniture for rental to tenants. Some of our competitors have greater financial and operating resources, and greater name recognition in certain markets, than we have. Greater financial resources may allow our competitors to grow faster than we can, including through acquisitions. This in turn may enable them to enter new markets before we can, which may decrease our opportunities in those markets. Greater name recognition may help them attract market share away from us, even in our established markets.
      In addition, new competitors may emerge. Current and potential competitors may establish financial or strategic relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.
If our independent franchisees fail to meet their debt service payments or other obligations under outstanding loans guaranteed by us as part of a franchise loan program, amounts that the lenders participating in the program could require us to pay to satisfy these obligations could have a material adverse effect on our business and financial condition.
      We have guaranteed the borrowings of certain franchisees under a franchise loan program with several banks with a maximum commitment amount of $115.0 million, and we also guarantee franchisee borrowings under certain other debt facilities. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisees’ debt obligations, which at March 31, 2006 was $105.6 million. Of this amount, approximately $80.6 million represents franchisee borrowings outstanding under the franchise loan program and approximately $25.0 million represents franchisee borrowings that we guarantee under other debt facilities. Although we have had no significant losses associated with the franchisee loan and guaranty program since its inception, and we believe that any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets, we cannot guarantee that there will be no significant losses in the future or that we will be able to adequately mitigate any such losses. If we fail to adequately mitigate any such future losses, our business and financial condition could be materially adversely impacted.
Any loss of the services of our key executives, or our inability to attract and retain qualified managers, could have a material adverse impact on our operations.
      We believe that we have benefited substantially from Mr. Loudermilk, Sr.’s leadership and that the loss of his services at any time in the near future could adversely affect our business and operations. We also depend on the continued services of the rest of our management team, including key executives. The loss of these individuals without adequate replacement could also adversely affect our business. Although we have employment agreements with some of our key executives, they are generally terminable on short notice, and we do not carry key man life insurance on any of our officers.
      Additionally, we need a growing number of qualified managers to operate our stores successfully. The inability to attract and retain qualified individuals, or a significant increase in costs to do so, would materially adversely affect our operations.
Because our corporate furnishings division depends on business customers, slowdowns in corporate spending may decrease our revenues and profitability.
      Our corporate furnishings division depends on business customers for a significant percentage of its rental revenues. Because businesses are likely to curb spending during economic downturns, the revenues and profitability of our corporate furnishings business may be adversely affected during these periods. We cannot be certain that revenues and profits from our corporate furnishings division will increase in the future.
You should not rely on our same store revenues as an indication of our future results of operations because they fluctuate significantly.
      Our historical same store revenue growth figures have fluctuated significantly from quarter to quarter. For example, we experienced same store revenue growth of 11.6% in 2004, 8.3% in 2005 and 10.7% for the first quarter of 2006. We calculate same store revenue growth by comparing revenues for comparable periods for all stores open during the entirety of those periods. Even though we achieved significant same store revenue growth in the past, we may not be able to increase same store revenues in the future. A number of factors have historically affected, and will continue to affect, our same store revenues, including:

•	changes in competition;

•	general economic conditions;

•	new product introductions;

•	consumer trends;

•	changes in our merchandise mix;

•	the impact of our new stores on our existing stores, including potential decreases in existing stores’ revenues as a result of opening new stores;

•	timing of promotional events; and

•	our ability to execute our business strategy effectively.
      Changes in our quarterly and annual same store revenues could cause the price of our common stock to fluctuate significantly.
Our operations are regulated by and subject to the requirements of various federal and state laws and regulations. These laws and regulations, as the same may be amended, supplemented or interpreted by the courts from time to time, could expose us to significant compliance costs or burdens or force us to change our business practices in a manner that may be detrimental to our operations, prospects or financial condition.
      We believe that 47 states specifically regulate rent-to-own transactions, including states in which we currently operate Aaron’s Sales & Lease Ownership stores. At the present time, no federal law specifically regulates the rent-to-own industry, although federal legislation to regulate the industry has been proposed from time to time. Any adverse changes in existing laws or the passage of new adverse legislation by states or the federal government could materially increase both our costs of complying with laws and the risk that we could be sued or be subject to government sanctions if we are not in compliance. In addition, new burdensome legislation might force us to change our business model and might reduce the economic potential of our sales and lease ownership operations.
      Most of the states that regulate rent-to-own transactions have enacted disclosure laws which require rent-to-own companies to disclose to their customers the total number of payments, total amount and timing of all payments to acquire ownership of any item, any other charges that may be imposed by them and miscellaneous other items. Some state laws also require grace periods for late fees and certain contract reinstatement rights in the event the rent-to-own agreement is terminated. The more restrictive state rent-to-own laws limit the total amount that a customer may be charged for an item, or regulate the amount of deemed “interest” that rent-to-own companies may charge on rent-to-own transactions, generally defining “interest” as rental fees paid in excess of the “retail” price of the goods. We cannot guarantee that the federal government or states will not enact additional or different legislation that would be disadvantageous to us.
      In addition to the risk of lawsuits related to the laws that regulate rent-to-own and consumer lease transactions, we could be subject to lawsuits alleging violations of state laws and regulations and consumer tort law, including fraud and consumer protection laws because of the consumer-oriented nature of the rent-to-own industry. A large judgment could adversely affect our financial condition and results of operations. Moreover, an adverse outcome from a lawsuit, even one against one of our competitors, could result in changes in the way we and others in the industry do business, possibly leading to significant costs or decreased revenues or profitability. On March 15, 2006, the New Jersey Supreme Court ruled against one of our largest competitors, holding that the New Jersey Retail Installment Sales Act applies to that company’s rent-to-own contracts in the state, and applying New Jersey’s criminal usury statute to those transactions. As a result of that ruling, we began to implement changes in our business practices in New Jersey, where we operate one Aaron’s Sales & Lease Ownership store and have 11 franchised stores. However, a lawsuit was filed in late March 2006 by a customer seeking class action status on similar claims related to our lease ownership contracts in New Jersey. At this stage, we are unable to estimate any likely costs to us from this lawsuit or others like it that might be filed in that state as a result of this change in the way the New Jersey law is interpreted.
We are subject to laws that regulate franchisor-franchisee relationships. Our ability to develop new franchised stores and enforce our rights against franchisees may be adversely affected by these laws, which could impair our growth strategy and cause our franchise revenues to decline.
      As a franchisor, we are subject to both regulation by the Federal Trade Commission and state laws regulating the offer and sale of franchises. Because we plan to expand our business in part by selling more franchises, our failure to obtain or maintain approvals to sell franchises could significantly impair our growth strategy. In addition, our failure to comply with franchise regulations could cause us to lose franchise fees and ongoing royalty revenues. Moreover, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees.
Our Chairman and Chief Executive Officer owns a controlling interest in our voting Class A common stock. He may vote his shares in ways with which you may disagree.
      Our common stock, including the shares being sold in this offering, generally do not have voting rights, and only holders of Class A common stock may approve corporate actions requiring shareholder approval, unless otherwise required by law. R. Charles Loudermilk, Sr., our founder, Chairman of the Board and Chief Executive Officer, owns or controls over 60% of our voting Class A common stock, and will continue to do so after this offering. As a result, Mr. Loudermilk will continue to be able to elect all our directors and effectively control Aaron Rents through his voting power. He may vote his shares in ways with which you may disagree, and this voting concentration may discourage, delay or prevent a change in control or acquisition of Aaron Rents, even one that you believe is beneficial to you as a shareholder.

FORWARD-LOOKING STATEMENTS
      This prospectus contains statements about future events and expectations which are characterized as “forward-looking statements.” For those statements we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding our future economic performance, taking into account the information currently available to them. Generally, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including growth in store openings, franchises awarded, market share and statements expressing general optimism about future operating results, are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the company’s historical experience and the company’s present expectations or projections. Factors that could cause our actual results to differ materially from any forward-looking statements include changes in general economic conditions, competition, pricing, customer demand and those factors discussed in “Risk Factors” beginning on page 6 and in other sections of this prospectus.
      Given these uncertainties and that such statements speak only as of the date made, you should not place undue reliance on forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus and incorporated by reference from our reports filed with the Securities and Exchange Commission, before making an investment decision. We qualify any forward-looking statements entirely by these cautionary factors.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
      Our common stock is listed on the New York Stock Exchange under the symbol “RNT.” The following table sets forth for the periods indicated the high and low sales prices for our common stock as reported on the New York Stock Exchange composite tape, rounded to the nearest penny, and dividends declared on our common stock:

	Common Stock

			Cash
			dividends per
	High	Low	share

Fiscal year ended
December 31, 2004
First quarter	$17.13	$13.44	$—
Second quarter	22.11	16.13	.013
Third quarter	22.60	18.50	.013
Fourth quarter	25.23	21.15	.013
December 31, 2005
First quarter	25.15	19.20	.013
Second quarter	25.29	17.38	.013
Third quarter	25.73	19.62	.014
Fourth quarter	23.00	18.90	.014
December 31, 2006
First quarter	28.08	20.82	.014
Second quarter (through May 18, 2006)	28.50	25.03	.014
      On May 18, 2006, the last sale price of the common stock as reported by the New York Stock Exchange was $26.10 per share. As of May 18, 2006, there were 280 holders of record of the common stock. We believe Aaron Rents has approximately 13,600 beneficial holders of the common stock.
      Subject to our continuing to earn sufficient income, any future capital needs and other contingencies, we currently expect to continue our policy of paying dividends.
      Our articles of incorporation provide that no cash dividends may be paid on our Class A common stock unless equal or higher dividends are paid on the common stock. Under our revolving credit agreement, we may pay cash dividends in any fiscal year only if the dividends do not exceed 50% of our consolidated net earnings for the prior fiscal year plus the excess, if any, of the cash dividend limitation applicable to the prior year over the dividends actually paid in the prior year.

USE OF PROCEEDS
      Aaron Rents is offering for sale 3,000,000 shares of common stock by this prospectus. Based on the public offering price of $25.75 per share, we estimate that our net proceeds from the sale of these shares will be approximately $73.0 million after deducting the underwriting discount and estimated offering expenses. Our estimated net proceeds will be approximately $84.0 million if the underwriters exercise their option to purchase an additional 450,000 shares from us to cover over-allotments.
      We will not receive any proceeds from the sale of 1,000,000 shares of common stock by the selling shareholder or any proceeds from the underwriters’ option to purchase an additional 150,000 shares from the selling shareholder to cover over-allotments.
      We expect to use our net proceeds to repay approximately $73.0 million of borrowings outstanding under our revolving credit agreement. We will use the remaining net proceeds, if any, for general corporate purposes, including growth capital and working capital needs.
      Our revolving credit agreement with several banks allows us to borrow up to $140 million. This revolving credit agreement includes a $15 million credit line to fund our daily working capital requirements. Amounts borrowed bear interest at the lower of the lender’s prime rate or the London Inter-Bank Offered Rate, or LIBOR, plus 1.25%. As of March 31, 2006, approximately $81.0 million was outstanding under our revolving credit agreement, bearing interest at a weighted average variable rate of 5.84%. As of May 17, 2006, approximately $81.5 million was outstanding under this agreement. Our revolving credit agreement expires on May 28, 2008.
      Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest-bearing investment grade or government securities.

CAPITALIZATION
      The following table shows our capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an “as adjusted” basis to reflect our receipt of the estimated net proceeds from the sale by us in this offering of 3,000,000 shares of our common stock at the public offering price of $25.75 per share after deducting the underwriting discount and estimated offering expenses payable by us, and giving effect to our use of a portion of such proceeds for the repayment of bank debt as described in “Use of Proceeds.”
      You should read the following capitalization data in conjunction with “Use of Proceeds,” “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

	March 31, 2006

		As adjusted for
	Actual	this offering

	(In thousands,
	except share data)
Total interest-bearing debt(1)	$200,611	$127,624

Shareholders’ equity:
Common stock, par value $.50 per share — 50,000,000(2) shares authorized; 44,989,602 shares issued, 47,989,602 shares issued as adjusted	$22,495	$23,995
Class A common stock, par value $.50 per share — 25,000,000 shares authorized; 12,063,856 shares issued	6,032	6,032
Additional paid-in capital	96,990	168,478
Retained earnings	370,235	370,235
Accumulated other comprehensive loss	(9)	(9)
Less: treasury shares at cost:
Common stock, 2,899,350 shares	(17,580)	(17,580)
Class A common stock, 3,667,623 shares	(15,904)	(15,904)

Total shareholders’ equity	462,259	535,247

Total capitalization	$662,870	$662,870

(1)	Includes approximately $81.0 million outstanding under our revolving credit agreement as of March 31, 2006. As of May 17, 2006, approximately $81.5 million was outstanding under this agreement.

(2)	As of May 2, 2006, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock to 100,000,000 shares.
      The table above excludes 2,529,522 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on May 18, 2006, of which options for 1,147,876 shares were then exercisable.

SELECTED FINANCIAL AND OPERATING DATA
      The following table shows selected financial and operating data for Aaron Rents. We derived the selected statement of earnings data for each of the years ended, and the selected balance sheet data as of, December 31, 2001, 2002, 2003, 2004 and 2005 from our audited consolidated financial statements, some of which are included in this prospectus. Those consolidated financial statements and the accompanying notes have been audited by Ernst & Young LLP, an independent registered public accounting firm.
      The selected statement of earnings data for the three months ended March 31, 2005 and 2006, and the selected balance sheet data as of March 31, 2006, have been derived from our unaudited consolidated financial statements included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present the data for those periods fairly. Operating results for interim periods are not necessarily indicative of results for a full fiscal year.
      You should read the following selected financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes and the other financial and operating data included elsewhere in this prospectus.

						Three months
	Year ended December 31,					ended March 31,

	2001	2002	2003	2004	2005	2005	2006

	(In thousands, except per share data)
Statement of Earnings Data:
Revenues:
Rentals and fees	$403,385	$459,179	$553,773	$694,293	$845,162	$209,145	$254,246
Retail sales	60,481	72,698	68,786	56,259	58,366	16,043	19,170
Non-retail sales	66,212	88,969	120,355	160,774	185,622	45,571	64,027
Franchise royalties and fees	13,620	16,595	19,328	25,093	29,474	7,191	8,223
Other	2,983	3,247	4,555	10,061	6,881	1,398	1,621

	546,681	640,688	766,797	946,480	1,125,505	279,348	347,287

Costs and expenses:
Retail cost of sales	43,987	53,856	50,913	39,380	39,054	10,736	12,406
Non-retail cost of sales	61,999	82,407	111,714	149,207	172,807	42,633	59,791
Operating expenses	276,682	293,346	344,884	414,518	507,158	119,631	143,956
Depreciation of rental merchandise	137,900	162,660	195,661	253,456	305,630	75,130	93,281
Interest	6,258	4,767	5,782	5,413	8,519	1,600	3,222

	526,826	597,036	708,954	861,974	1,033,168	249,730	312,656

Earnings before income taxes	19,855	43,652	57,843	84,506	92,337	29,618	34,631
Income taxes	7,519	16,212	21,417	31,890	34,344	11,196	13,070

Net earnings	$12,336	$27,440	$36,426	$52,616	$57,993	$18,422	$21,561

Earnings per common share:
Basic	$.28	$.58	$.74	$1.06	$1.16	$.37	$.43
Assuming dilution	.27	.57	.73	1.04	1.14	.36	.42
Weighted average common shares outstanding:
Basic	44,838	47,046	48,964	49,602	49,846	49,767	50,185
Assuming dilution	45,320	47,775	49,783	50,575	50,805	50,747	51,085
Dividends per common share	$.018	$.018	$.022	$.039	$.054	$.013	$.014

						Three months
	Year ended December 31,					ended March 31,

	2001	2002	2003	2004	2005	2005	2006

	(Dollars in thousands)
Revenues by Operating Unit:
Sales and lease ownership	$380,404	$501,390	$634,489	$804,723	$975,026	$240,618	$307,072
Corporate furnishings	150,002	119,885	109,083	108,453	117,476	30,185	32,283
Franchise	13,913	16,663	19,347	25,253	29,781	7,270	8,328

Stores Open at End of Period:
Sales and lease ownership:
Company-operated	364	412	500	616	748	646	764
Franchised	209	232	287	357	392	361	400

Systemwide	573	644	787	973	1,140	1,007	1,164
Corporate furnishings	75	70	60	58	58	58	59

Total stores	648	714	847	1,031	1,198	1,065	1,223

Other Sales and Lease Ownership Data:
Same store revenue growth	8.1%	6.9%	12.8%	11.6%	8.3%	8.3%	10.7%
Number of customers	203,653	243,662	314,408	386,865	468,228	409,046	480,812

						As of
	As of December 31,					March 31,

	2001	2002	2003	2004	2005	2006

	(In thousands)
Balance Sheet Data:
Rental merchandise, net	$258,932	$317,287	$343,013	$425,567	$550,932	$569,140
Property, plant and equipment, net	77,282	87,094	99,584	111,118	133,759	134,367
Total assets	403,881	487,468	559,884	700,288	858,515	882,630
Interest-bearing debt	77,713	73,265	79,570	116,655	211,873	200,611
Shareholders’ equity	219,967	280,545	320,186	375,178	434,471	462,259

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described under “Risk Factors” and in other portions of this prospectus.
General
      Aaron Rents has demonstrated strong revenue growth over the last three years. Total revenues have increased from $766.8 million in 2003 to $1.13 billion in 2005, representing a compound annual growth rate of 21.2%. Total revenues for the three months ended March 31, 2006 were $347.3 million, an increase of $67.9 million, or 24.3%, over the comparable period in 2005.
      Most of our growth comes from the opening of new sales and lease ownership stores and increases in same store revenues from previously opened stores. We opened 82 company-operated sales and lease ownership stores in 2005, and we estimate that we will open approximately 90 stores in 2006. We spend on average approximately $550,000 to $600,000 in the first year of operation of a new store, which includes purchases of rental merchandise, investments in leasehold improvements and financing first year start-up costs. Our new sales and lease ownership stores typically achieve revenues of approximately $1.1 million in their third year of operation. Our comparable stores open more than three years normally achieve approximately $1.4 million in revenues, which we believe represents a higher unit revenue volume than the typical rent-to-own store. Most of our stores are cash flow positive in the second year of operations following their opening.
      We also use our franchise program to help us expand our sales and lease ownership concept more quickly and into more areas than we otherwise would by opening only company-operated stores. Our franchisees opened 71 stores in 2005. We expect our franchisees to open approximately 65 stores during 2006. Franchise royalties and other related fees represent a growing source of high margin revenue for us, accounting for approximately $29.5 million of revenues in 2005, up from $19.3 million in 2003, representing a compound annual growth rate of 23.5%.
Key Components of Income
      In this management’s discussion and analysis section, we review the results of our sales and lease ownership and corporate furnishings divisions, as well as the five components of our revenues: rentals and fees, retail sales, non-retail sales, franchise royalties and fees, and other revenues.
      Revenues. We separate our total revenues into five components: rentals and fees, retail sales, non-retail sales, franchise royalties and fees, and other revenues. Rentals and fees includes all revenues derived from rental agreements from our sales and lease ownership and corporate furnishings stores, including agreements that result in our customers acquiring ownership at the end of the term. Retail sales represent sales of both new and rental return merchandise from our sales and lease ownership and corporate furnishings stores. Non-retail sales mainly represent merchandise sales to our sales and lease ownership division franchisees. Franchise royalties and fees represent fees from the sale of franchise rights and royalty payments from franchisees, as well as other related income from our franchised stores. Other revenues at times include income from the sale of equity investments held in third parties and other miscellaneous revenues.
      Cost of Sales. We separate our cost of sales into two components: retail and non-retail. Retail cost of sales represents the original or depreciated cost of merchandise sold through our company-operated stores. Non-retail cost of sales primarily represents the cost of merchandise sold to our franchisees.
      Depreciation of Rental Merchandise. Depreciation of rental merchandise reflects the expense associated with depreciating merchandise held for rent and rented to customers by our company-operated sales and lease ownership and corporate furnishings stores.

Critical Accounting Policies
      Revenue Recognition. Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, we record an accrual for rental revenues due but not yet received, net of allowances, and a deferral of revenue for rental payments received prior to the month due. Our revenue recognition accounting policy matches the rental revenue with the corresponding costs, mainly depreciation, associated with the rental merchandise. At March 31, 2006 and at December 31, 2005 and 2004, we had a revenue deferral representing cash collected in advance of being due or otherwise earned totaling $20.5 million, $20.3 million and $15.9 million, respectively, and an accrued revenue receivable net of allowance for doubtful accounts based on historical collection rates of $3.3 million, $4.8 million and $4.1 million, respectively. Revenues from the sale of merchandise to franchisees are recognized at the time of receipt by the franchisee, and revenues from such sales to other customers are recognized at the time of shipment.
      Rental Merchandise. Our sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months when rented, and 36 months when not rented, to 0% salvage value. Our corporate furnishings division depreciates merchandise over its estimated useful life, which ranges from six months to 60 months, net of salvage value, which ranges from 0% to 60%. Sales and lease ownership merchandise is generally depreciated at a faster rate than our corporate furnishings merchandise. As sales and lease ownership revenues continue to comprise an increasing percentage of total revenues, we expect rental merchandise depreciation to increase at a correspondingly faster rate.
      Our policies require weekly rental merchandise counts by store managers and write-offs for unsalable, damaged or missing merchandise inventories. Full physical inventories are generally taken at our fulfillment and manufacturing facilities on a quarterly basis with appropriate provisions made for missing, damaged and unsalable merchandise. In addition, we monitor rental merchandise levels and mix by division, store and fulfillment center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, its carrying value is adjusted to net realizable value or written off. All rental merchandise is available for rental and sale.
      Effective September 30, 2004, we began recording rental merchandise carrying value adjustments on the allowance method, which estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period. Previously, we accounted for merchandise inventory adjustments using the direct write-off method, which recognized merchandise losses only after they were specifically identified. This adoption of the allowance method had the effect of increasing expenses in the third quarter of 2004 for a one-time adjustment of $2.5 million to establish a rental merchandise allowance reserve on our balance sheet. We expect rental merchandise adjustments in the future under this new method to be materially consistent with the prior years’ adjustments under the direct write-off method. The 2005 rental merchandise adjustments include write-offs of merchandise in the third quarter that resulted from losses associated with Hurricanes Katrina and Rita. These hurricane-related write-offs were $2.8 million, net of expected insurance proceeds. Rental merchandise adjustments, including the effect of the establishment of the reserve mentioned above, totaled $21.8 million, $18.0 million and $11.9 million during the years ended December 31, 2005, 2004 and 2003, respectively.
      Leases and Closed Store Reserves. The majority of our company-operated stores are operated from leased facilities under operating lease agreements. The substantial majority of these leases are for periods that do not exceed five years. Leasehold improvements related to these leases are generally amortized over periods that do not exceed the lesser of the lease term or five years. While a majority of our leases do not require escalating payments, for the leases which do contain such provisions we record the related lease expense on a straight-line basis over the lease term. Finally, we do not generally obtain significant amounts of lease incentives or allowances from landlords. The total amount of incentives and allowances received in 2005, 2004, and 2003 totaled $1.5 million, $1.3 million and $653,704, respectively. Any incentive or allowance amounts we receive are recognized ratably over the lease term.

      From time to time, we close or consolidate stores. Our primary cost associated with closing or consolidating stores is the future lease payments and related commitments. We record an estimate of the future obligation related to closed or consolidated stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience. For the three months ended March 31, 2006 and March 31, 2005, our reserve for closed or consolidated stores was $1.0 million and $1.7 million, respectively. If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at March 31, 2006.
      Insurance Programs. We maintain insurance contracts to fund workers compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. We also calculate the projected outstanding plan liability for our group health insurance program. Effective September 30, 2004, we revised certain estimates related to our accrual for group health self-insurance based on our experience that the time periods between our liability for a claim being incurred and the claim being reported had declined and favorable claims experience which resulted in a reduction in expenses of $1.4 million for the nine-month period ended September 30, 2004. Our liability for workers compensation insurance claims and group health insurance was $3.2 million and $3.9 million for the three months ended March 31, 2006 and 2005, respectively.
      If we resolve existing workers compensation claims for amounts that are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at March 31, 2006. Additionally, if the actual group health insurance liability exceeds our projections, we will be required to pay additional amounts beyond those accrued at March 31, 2006.
      The assumptions and conditions described above reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.
      Same Store Revenues. We view same store revenues as a key performance indicator. For the three months ended March 31, 2006, we calculated the change in this amount by comparing revenues for the three months ended March 31, 2006 to revenues for the comparable period in 2005 for all stores open for the entire 15-month period ended March 31, 2006, excluding stores that received rental agreements from other acquired, closed, or merged stores. For the year ended December 31, 2005, we calculated the change in this amount by comparing revenues for the years ended December 31, 2005 and 2004 for all stores open for the entire 24-month period ended December 31, 2005, excluding stores that received rental agreements from other acquired, closed or merged stores. For the year ended December 31, 2004 we calculated the change in this amount by comparing revenues for the years ended December 31, 2004 and 2003 for all stores open for the entire 24-month period ended December 31, 2004, excluding stores that received rental agreements from other acquired, closed or merged stores.

Results of Operations
      The following table shows key selected financial data for the three months ended March 31, 2006 and 2005, and the changes in dollars as a percentage to 2006 from 2005.

	Three months ended
	March 31,		Increase in	% Increase to
			dollars to 2006	2006 from
	2006	2005	from 2005	2005

	(Dollars in thousands)
Revenues:
Rentals and fees	$254,246	$209,145	$45,101	21.6%
Retail sales	19,170	16,043	3,127	19.5
Non-retail sales	64,027	45,571	18,456	40.5
Franchise royalties and fees	8,223	7,191	1,032	14.4
Other	1,621	1,398	223	16.0

	347,287	279,348	67,939	24.3

Costs and expenses:
Retail cost of sales	12,406	10,736	1,670	15.6
Non-retail cost of sales	59,791	42,633	17,158	40.2
Operating expenses	143,956	119,631	24,325	20.3
Depreciation of rental merchandise	93,281	75,130	18,151	24.2
Interest	3,222	1,600	1,622	101.4

	312,656	249,730	62,926	25.2

Earnings before income taxes	34,631	29,618	5,013	16.9
Income taxes	13,070	11,196	1,874	16.7

Net earnings	$21,561	$18,422	$3,139	17.0%

Three months ended March 31, 2006 compared with three months ended March 31, 2005
      Revenues. The 24.3% increase in total revenues, to $347.3 million for the three months ended March 31, 2006 from $279.3 million in the comparable period in 2005, was due mainly to a $45.1 million, or 21.6%, increase in rentals and fees revenues, plus an $18.5 million increase in non-retail sales. The increase in rentals and fees revenues was attributable to a $43.0 million increase in revenues from our sales and lease ownership division, which had a 10.7% increase in same store revenues during the three months ended March 31, 2006 and added 132 company-operated stores in 2005. The growth in our sales and lease ownership division was augmented by a $2.3 million increase in revenues in our corporate furnishings division.
      The 19.5% increase in revenues from retail sales, to $19.2 million in the three months ended March 31, 2006 from $16.0 million for the comparable period in 2005, was primarily due to an increase of $3.0 million in the sales and lease ownership division. Retail sales represent sales of both new and return rental merchandise.
      The 40.5% increase in non-retail sales (which mainly represent merchandise sold to our franchisees), to $64.0 million for the three months ended March 31, 2006 from $45.6 million for the comparable period in 2005, was due to the growth of our franchise operations. The total number of franchised sales and lease ownership stores at March 31, 2006 was 400, reflecting a net addition of 39 stores since March 31, 2005.
      The 14.4% increase in franchise royalties and fees, to $8.2 million for the three months ended March 31, 2006 from $7.2 million for the comparable period in 2005, primarily reflects an increase in royalty income from franchisees, increasing 20.0% to $6.6 million as of March 31, 2006 compared to $5.5 million as of March 31, 2005. The increase in royalty income from franchisees was partially offset by decreased franchise and financing fee revenues. Revenues increased in this area primarily due to the previously mentioned growth of stores and an increase in certain royalty rates.
      The 16.0% increase in other revenues, to $1.6 million for the three months ended March 31, 2006 from $1.4 million for the comparable period in 2005, primarily was attributable to gains on the disposal of capital assets in our sales and lease ownership division during the first three months of 2006.
      With respect to our major operating units, revenues for our sales and lease ownership division increased 26.4%, to $314.3 million for the three months ended March 31, 2006 from $248.7 million for the comparable period in 2005. This increase was attributable to the sales and lease ownership division adding 157 stores since March 31, 2005, combined with same store revenue growth of 10.7% for the three months ended March 31, 2006. The 7.6% increase in corporate furnishings division revenues, to $33.0 million for the three months ended March 31, 2006 from $30.7 million for the comparable period in 2005, is primarily the result of improving economic and business conditions.
      Cost of Sales. Cost of sales from retail sales increased 15.6% to $12.4 million for the three months ended March 31, 2006 from $10.7 million for the comparable period in 2005, and as a percentage of retail sales, decreased to 64.7% from 66.9% in 2006 and 2005, respectively. The decrease in retail cost of sales as a percentage of retail sales was primarily due to increased sales in our sales and lease ownership division which are at higher margins than our corporate furnishings division. Cost of sales from non-retail sales increased 40.2% to $59.8 million for the three months ended March 31, 2006 from $42.6 million for the comparable period in 2005, and as a percentage of non-retail sales, decreased to 93.4% from 93.6% in 2006 and 2005, respectively. The increased margins on non-retail sales were primarily the result of slightly higher margins on certain products sold to franchisees.
      Expenses. Operating expenses for the three months ended March 31, 2006 increased $24.3 million to $144.0 million from $119.6 million for the comparable period in 2005, a 20.3% increase. As a percentage of total revenues, operating expenses were 41.5% for the three months ended March 31, 2006 and 42.8% for the comparable period in 2005. Operating expenses decreased as a percentage of total revenues for the three months ended March 31, 2006, mainly due to the maturing of new company-operated sales and lease ownership stores, the 10.7% increase in same store revenues previously mentioned and to a lesser extent due to an unusual decrease in the non-retail sales category for the comparable period in 2005, which can vary from quarter to quarter based on product demand and availability.
      Depreciation of rental merchandise increased $18.2 million to $93.3 million for the three months ended March 31, 2006 from $75.1 million during the comparable period in 2005, a 24.2% increase. As a percentage of total rentals and fees, depreciation of rental merchandise increased to 36.7% from 35.9% from quarter to quarter. The increase as a percentage of rentals and fees was primarily due to increased depreciation expense associated with an increase in the early payout of lease ownership agreements in our sales and lease ownership division and to a lesser extent a greater percentage of our rentals and fees revenues coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our corporate furnishings division.
      Interest expense increased to $3.2 million for the three months ended March 31, 2006, compared with $1.6 million for the comparable period in 2005, a 101.4% increase. The increase in interest expense was primarily due to higher debt levels and to a lesser extent higher interest rates in the first three months of 2006.
      Income tax expense increased $1.9 million to $13.1 million for the three months ended March 31, 2006 compared with $11.2 million for the comparable period in 2005, representing a 16.7% increase. Aaron Rents’ effective tax rate was 37.7% in 2006 compared with 37.8% in 2005.
      Net Earnings. Net earnings increased $3.1 million to $21.6 million for the three months ended March 31, 2006, compared with $18.4 million for the comparable period in 2005, representing a 17.0% increase. As a percentage of total revenues, net earnings were 6.2% for the three months ended March 31, 2006 and 6.6% for the three months ended March 31, 2005. The increase in net earnings was primarily the result of the maturing of new company-operated sales and lease ownership stores added over the past several years, contributing to a 10.7% increase in same store revenues and a 14.4% increase in franchise royalties and fees.

Year ended December 31, 2005 compared with year ended December 31, 2004

			Increase/	% Increase/
	Years ended December 31,		(decrease) in	(decrease) to
			dollars to 2005	2005 from
	2005	2004	from 2004	2004

	(Dollars in thousands)
Revenues:
Rentals and fees	$845,162	$694,293	$150,869	21.7%
Retail sales	58,366	56,259	2,107	3.7
Non-retail sales	185,622	160,774	24,848	15.5
Franchise royalties and fees	29,474	25,093	4,381	17.5
Other	6,881	10,061	(3,180)	(31.6)

	1,125,505	946,480	179,025	18.9

Costs and expenses:
Retail cost of sales	39,054	39,380	(326)	(0.8)
Non-retail cost of sales	172,807	149,207	23,600	15.8
Operating expenses	507,158	414,518	92,640	22.3
Depreciation of rental merchandise	305,630	253,456	52,174	20.6
Interest	8,519	5,413	3,106	57.4

	1,033,168	861,974	171,194	19.9

Earnings before income taxes	92,337	84,506	7,831	9.3
Income taxes	34,344	31,890	2,454	7.7

Net earnings	$57,993	$52,616	$5,377	10.2%

      Revenues. The 18.9% increase in total revenues, to $1.13 billion in 2005 from $946.5 million in 2004, is primarily attributable to continued growth in our sales and lease ownership division, from both the opening and acquisition of new company-operated stores and improvement in same store revenues. Revenues for our sales and lease ownership division, including sales to franchisees, increased $173.7 million to $1.00 billion in 2005 compared with $831.1 million in 2004, a 20.9% increase. This increase was attributable to an 8.3% increase in same store revenues and the addition of 248 company-operated sales and lease ownership stores since the beginning of 2004.
      The 21.7% increase in rentals and fees revenues, to $845.2 million in 2005 from $694.3 million in 2004, was attributable to a $143.1 million increase from our sales and lease ownership division related to the growth in same store revenues and the increase in the number of stores described above. Rental revenues in our corporate furnishings division increased $7.7 million, or 10.1%, to $83.7 million in 2005 from $76.0 million in 2004 as a result of generally improved economic conditions.
      The 3.7% increase in revenues from retail sales, to $58.4 million in 2005 from $56.3 million in 2004, was primarily due to a $1.5 million increase from our corporate furnishings division as a result of generally improved economic conditions.
      The 15.5% increase in non-retail sales, to $185.6 million in 2005 from $160.8 million in 2004, reflects the significant growth of our franchise operations. The total number of franchised stores at December 31, 2005 was 392, reflecting a net addition of 105 since the beginning of 2004.
      Franchise royalties and fees increased to $29.5 million in 2005 from $25.1 million in 2004, a 17.5% improvement. The increase primarily reflects higher royalty income from franchisees, which increased

$3.8 million to $21.6 million in 2005 compared to $17.8 million in 2004, with increased franchise and financing fee revenues comprising the majority of the remainder. Revenue increased in this area primarily due to the previously mentioned growth of stores and an increase in certain royalty rates.
      The 31.6% decrease in other revenues, to $6.9 million in 2005 from $10.1 million in 2004, is primarily attributable to recognition of a $5.5 million gain in 2004 on the sale of our holdings of Rainbow Rentals, Inc. common stock in connection with that company’s merger with Rent-A-Center, Inc., partially offset by the recognition of a $565,000 gain in 2005 on the sale of our holdings of Rent-Way, Inc. common stock. In addition, included in other income in 2005 is $934,000 of expected proceeds from business interruption insurance associated with our operations in hurricane-affected areas.
      Cost of Sales. Retail cost of sales decreased 0.8%, to $39.1 million in 2005 from $39.4 million in 2004, with retail cost of sales as a percentage of retail sales decreased to 66.9% in 2005 from 70.0% in 2004, primarily due to higher margins on certain retail sales in our sales and lease ownership division.
      Cost of sales from non-retail sales increased to $172.8 million in 2005 from $149.2 million in 2004, a 15.8% increase, following the increase in non-retail sales described above, with the margin on non-retail sales remaining comparable between the periods.
      Expenses. Operating expenses increased 22.3% to $507.2 million in 2005 from $414.5 million in 2004. The increase was due primarily to the growth of our sales and lease ownership division described above. Operating expenses for the year also included the write-off of $4.4 million of rental merchandise and property destroyed or severely damaged by Hurricanes Katrina and Rita, of which approximately $1.9 million is expected to be covered by insurance proceeds. The net pre-tax expense recorded for the year for these damages was $2.5 million. As a percentage of revenues, operating expenses increased to 45.1% in 2005 compared to 43.8% in 2004.
      The 20.6% increase in depreciation of rental merchandise, to $305.6 million in 2005 from $253.5 million in 2004, was driven by the growth of our sales and lease ownership division described above. As a percentage of total rentals and fees, depreciation of rental merchandise decreased slightly to 36.2% in 2005 from 36.5% in 2004.
      Interest expense increased 57.4% to $8.5 million in 2005 from $5.4 million in 2004, primarily as a result of higher debt levels, which increased by 81.6% at December 31, 2005 compared to December 31, 2004, coupled with increasing rates on our revolving credit facility, partially offset by a shift of our borrowings to a new private placement financing in 2005, which had lower rates.
      The reduction in the effective tax rate to 37.2% in 2005 compared to 37.7% in 2004 is due to lower state income taxes, including adjustments resulting from favorable state income allocations in connection with the company’s filing of its 2004 tax return. The tax provision reflects the year-to-date effect of such adjustments.
      Net Earnings. Net earnings increased to $58.0 million in 2005 from $52.6 million in 2004, a 10.2% improvement. The increase was primarily due to the maturation of new company-operated sales and lease ownership stores added over the past several years contributing to an 8.3% increase in same store revenues, and a 17.5% increase in franchise fees, royalty income, and other related franchise income. As a percentage of total revenues, net earnings decreased to 5.2% in 2005 from 5.6% in 2004 primarily related to increased expenses in 2005 and merchandise losses due to Hurricanes Katrina and Rita, as well as a $3.4 million after-tax gain in 2004 on the sale of Rainbow Rentals, Inc. common stock.

Year ended December 31, 2004 compared with year ended December 31, 2003

			Increase/	% Increase/
	Year ended December 31,		(decrease) in	(decrease) to
			dollars to 2004	2004 from
	2004	2003	from 2003	2003

	(Dollars in thousands)
Revenues:
Rentals and fees	$694,293	$553,773	$140,520	25.4%
Retail sales	56,259	68,786	(12,527)	(18.2)
Non-retail sales	160,774	120,355	40,419	33.6
Franchise royalties and fees	25,093	19,328	5,765	29.8
Other	10,061	4,555	5,506	120.9

	946,480	766,797	179,683	23.4

Costs and expenses:
Retail cost of sales	39,380	50,913	(11,533)	(22.7)
Non-retail cost of sales	149,207	111,714	37,493	33.6
Operating expenses	414,518	344,884	69,634	20.2
Depreciation of rental merchandise	253,456	195,661	57,795	29.5
Interest	5,413	5,782	(369)	(6.4)

	861,974	708,954	153,020	21.6

Earnings before income taxes	84,506	57,843	26,663	46.1
Income taxes	31,890	21,417	10,473	48.9

Net earnings	$52,616	$36,426	$16,190	44.4%

      Revenues. The 23.4% increase in total revenues, to $946.5 million in 2004 from $766.8 million in 2003, is primarily attributable to continued growth in our sales and lease ownership division, from both the opening and acquisition of new company-operated stores and improvement in same store revenues. Revenues for our sales and lease ownership division increased $174.6 million to $831.1 million in 2004 compared with $656.5 million in 2003, a 26.6% increase. This increase was attributable to an 11.6% increase in same store revenues and the addition of 204 company-operated stores since the beginning of 2003.
      The 25.4% increase in rentals and fees revenues, to $694.3 million in 2004 from $553.8 million in 2003, was attributable to a $139.8 million increase from our sales and lease ownership division related to the growth in same store revenues and the increase in the number of stores described above. Rental revenues in our corporate furnishings division increased $714,000 to $76.0 million in 2004 from $75.3 million in 2003.
      Revenues from retail sales fell to $56.3 million in 2004 from $68.8 million in 2003, a 18.2% decrease, due to a decline of $11.6 million in our sales and lease ownership division, which reflects a decreased focus on retail sales in certain stores and the impact of the introduction of an alternative shorter-term lease, which we believe replaced many retail sales.
      Non-retail sales increased to $160.8 million in 2004 from $120.4 million in 2003, a 33.6% improvement. The increase reflects the significant growth of our franchise operations. This franchisee-related revenue growth is the result of the net addition of 125 franchised stores since the beginning of 2003 and improving operating revenues at maturing franchised stores.
      The 29.8% increase in franchise royalties and fees, to $25.1 million in 2004 from $19.3 million in 2003, primarily reflects an increase in royalty income from franchisees, increasing $3.8 million to $17.8 million in 2004 compared to $14.0 million in 2003, with increased franchise and franchising fee revenues comprising the majority of the remainder.

      Other revenues were $10.1 million in 2004 compared with $4.6 million in 2003, a 120.9% increase. The increase is attributable to recognition of a $5.5 million gain on the sale of our holdings of Rainbow Rentals, Inc. common stock in connection with that company’s merger with Rent-A-Center, Inc.
      Cost of Sales. The 22.7% decrease in retail cost of sales to $39.4 million in 2004 compared with $50.9 million in 2003 is primarily a result of a decrease in retail sales in our sales and lease ownership division, for the same reasons discussed under retail sales revenue above. Retail cost of sales as a percentage of retail sales decreased to 70.0% in 2004 from 74.0% in 2003 due to the 2004 discontinuation of certain low-margin retail sales.
      Cost of sales from non-retail sales increased to $149.2 million in 2004 from $111.7 million in 2003, a 33.6% increase, primarily due to the growth of our franchise operations as described above, corresponding to the similar increase in non-retail sales. As a percentage of non-retail sales, non-retail cost of sales remained steady at 92.8% in both 2004 and 2003.
      Expenses. Operating expenses increased to $414.5 million in 2004 compared with $344.9 million in 2003. This 20.2% increase was due primarily to the growth of our sales and lease ownership division described above. As a percentage of total revenues, operating expenses improved to 43.8% for 2004 from 45.0% for 2003, with the decrease driven by the maturing of new company-operated sales and lease ownership stores added over the past several years and an 11.6% increase in same store revenues.
      As explained in our discussion of critical accounting policies above, effective September 30, 2004, we began recording rental merchandise carrying value adjustments on the allowance method rather than the direct write-off method. In connection with the change of methods, we recorded a catch-up adjustment of $2.5 million to establish a rental merchandise allowance reserve. We expect rental merchandise adjustments in the future under this new method to be materially consistent with adjustments under the former method. In addition, as discussed above, the revision of certain estimates related to our accrual for group health self-insurance resulted in a reduction in expenses of $1.4 million in 2004, partially offsetting the merchandise allowance reserve expense.
      The 29.5% increase in depreciation of rental merchandise, to $253.5 million in 2004 from $195.7 million in 2003, was driven by the growth of our sales and lease ownership division described above. As a percentage of total rentals and fees, depreciation of rental merchandise increased slightly to 36.5% in 2004 from 35.3% in 2003. The increase as a percentage of rentals and fees reflects increased depreciation expense as a result of a larger number of short-term leases in 2004 as described above under retail sales.
      The decrease in interest expense as a percentage of total revenues is primarily due to the growth of our sales and lease ownership division related to increased same-store revenues and store count described above.
      The 48.9% increase in income tax expense between years is primarily attributable to a comparable increase in pre-tax income, in addition to a slightly higher effective tax rate of 37.7% in 2004 compared to 37.0% in 2003 arising from higher state income taxes.
      Net Earnings. Net earnings in 2004 were $52.6 million compared with $36.4 million in 2003, a 44.4% improvement. The increase was primarily due to the maturing of company-operated sales and lease ownership stores opened and acquired over the past several years, an 11.6% increase in same store revenues, a 29.8% increase in franchise fees, royalty income, and other related franchise income, and the recognition of a $3.4 million after-tax gain on the sale of Rainbow Rentals, Inc. common stock. As a percentage of total revenues, net earnings improved to 5.6% in 2004 from 4.8% in 2003.
Balance Sheet
      Cash. Our cash balance decreased to $6.2 million at March 31, 2006 from $7.0 million at December 31, 2005. The decrease between periods is the result of normal fluctuations in our cash balances that are the result of timing differences between when our stores deposit cash and when that cash is available for application against borrowings outstanding under our revolving credit facility. For additional information, refer to the “Liquidity and Capital Resources” section below.

      Rental Merchandise. The increase of $18.2 million in rental merchandise, net of accumulated depreciation, to $569.1 million at March 31, 2006 from $550.9 million at December 31, 2005, is primarily the result of a net increase of 16 company-operated sales and lease ownership stores and one fulfillment center since December 31, 2005 and the continued revenue growth of existing company-operated stores.
      Goodwill and Other Intangibles. The $1.9 million increase in goodwill and other intangibles, to $103.0 million at March 31, 2006 from $101.1 million at December 31, 2005, is the result of a series of acquisitions of sales and lease ownership businesses, net of amortization of certain finite-life intangible assets. The aggregate purchase price for these asset acquisitions totaled $3.2 million, with the principal tangible assets acquired consisting of rental merchandise and certain fixtures and equipment.
      Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased $3.4 million to $26.4 million at March 31, 2006 from $23.0 million at December 31, 2005. The increase is, in part, the result of a $1.5 million increase in prepaid advertising in the sales and lease ownership division.
      Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased $8.9 million to $121.7 million at March 31, 2006 from $112.8 million at December 31, 2005. The increase between periods is primarily the result of increased trade payables associated with the purchase of rental merchandise which, as previously discussed, increased $18.2 million, net of accumulated depreciation, between March 31, 2006 and December 31, 2005.
      Deferred Income Taxes Payable. The decrease of $1.8 million in deferred income taxes payable to $73.4 million at March 31, 2006 from $75.2 million at December 31, 2005 is primarily the result of previously benefiting from the additional first-year or “bonus” depreciation allowance under U.S. federal income tax law, which generally allowed the company to accelerate the depreciation on rental merchandise it acquired after September 10, 2001 and placed in service prior to January 1, 2005. Aaron Rents anticipates having to make future tax payments on its income as a result of expected profitability and the taxes that are now due on accelerated or “bonus” depreciation deductions that were taken in prior periods.
      Credit Facilities and Senior Notes. The $11.3 million decrease in the amounts we owe under our credit facilities and senior notes to $200.6 million at March 31, 2006 from $211.9 million at December 31, 2005, reflects net payments under our revolving credit facility during the first three months of 2006 with cash generated from operations.
Liquidity and Capital Resources
     General
      Cash flows (used by) and generated from operating activities for the three months ended March 31, 2006 and the years ended December 31, 2005 and 2004 were $16.4 million, $(6.5) million and $34.7 million, respectively. Our primary capital requirements consist of buying merchandise for both company-operated sales and lease ownership and corporate furnishings stores. As Aaron Rents continues to grow, the need for additional merchandise will continue to be our major capital requirement. These capital requirements historically have been financed through:

•	cash flow from operations;

•	bank credit;

•	trade credit with vendors;

•	proceeds from the sale of rental return merchandise;

•	private debt offerings; and

•	stock offerings.
      At March 31, 2006, $81.0 million was outstanding under our revolving credit agreement. The credit facilities balance decreased $11.3 million in the first three months of 2006 as a result of net payments made under our credit facility during the period with cash generated from operations. The decrease in borrowings is primarily attributable to strong operating cash flows. Our revolving credit agreement provides for maximum borrowings of $140.0 million and expires on May 28, 2008. We have $40.0 million currently outstanding in aggregate principal amount of 6.88% senior unsecured notes due August 2009, the first principal repayments for which were due and paid in 2005 in the aggregate amount of $10.0 million. Additionally, we have $60.0 million currently outstanding in aggregate principal amount of 5.03% senior unsecured notes due July 2012, principal repayments for which are first required in 2008. From time to time, we use interest rate swap agreements as part of our overall long-term financing program. See note D to the audited consolidated financial statements.
      Our revolving credit agreement, senior unsecured notes and the construction and lease facility and franchisee loan program discussed below, contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios. If we fail to comply with these covenants, we will be in default under these agreements, and all amounts would become due immediately. We were in compliance with all these covenants at March 31, 2006 and anticipate remaining in compliance for the foreseeable future.
      We purchase our common shares in the market from time to time as authorized by our board of directors. As of March 31, 2006, Aaron Rents was authorized by its board of directors to purchase up to an additional 2,670,502 common shares under previously approved resolutions.
      We have a consistent history of paying dividends, having paid dividends for 19 consecutive years. Dividends are paid quarterly, on both our common stock and Class A common stock. Our board of directors increased the dividend 7.7% for the third quarter of 2005 on August 4, 2005 to $.014 per share from the previous quarterly dividend of $.013 per share. Total cash outlay for dividends was $698,000 for the three months ended March 31, 2006 and $2.6 million and $2.0 million for the years ended December 31, 2005 and 2004, respectively. The payment for the fourth quarter of 2005 was paid in January 2006. Subject to sufficient operating profits, any future capital needs and other contingencies, we currently expect to continue our policy of paying dividends.
      If we achieve our expected level of growth in our operations, we anticipate we will supplement our expected cash flows from operations, existing credit facilities, vendor credit and proceeds from the sale of rental return merchandise by expanding our existing credit facilities, by securing additional debt financing or by seeking other sources of capital, such as this offering, to ensure we will be able to fund our capital and liquidity needs for at least the next 24 months. We believe we can secure these additional sources of liquidity in the ordinary course of business.

Commitments
      Construction and Lease Facility. On October 31, 2001, we renewed our $25.0 million construction and lease facility. From 1996 to 1999, we arranged for a bank holding company to purchase or construct properties identified by us pursuant to this facility, and we subsequently leased these properties from the bank holding company under operating lease agreements. The total amount advanced and outstanding under this facility at March 31, 2006 was $24.5 million. Since the resulting leases are accounted for as operating leases, we do not record any debt obligation on our balance sheet. This construction and lease facility expires in November 2006. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 135 basis points. The lease facility contains residual value guarantee and default guarantee provisions that would require us to make payments to the lessor if the underlying properties are worth less at termination of the facility than agreed upon values in the agreement. Although we believe the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination are $20.9 million and $24.5 million, respectively, at March 31, 2006.
      Income Taxes. During the three months ended March 31, 2006, we made $2.0 million in income tax payments. Within the next nine months, we anticipate that we will make cash payments for income taxes totaling approximately $38.0 million. During 2005, we made $51.2 million in income tax payments. Aaron Rents has benefited in the past from the additional first-year or “bonus” depreciation allowance under U.S. federal income tax law, which generally allowed us to accelerate the depreciation on rental merchandise we acquired after September 10, 2001 and placed in service prior to January 1, 2005. We anticipate having to make future tax payments on our income as a result of expected profitability and the taxes that are now due on accelerated or “bonus” depreciation deductions that were taken in prior periods.
      Leases. We lease warehouse and retail store space for substantially all of our operations under operating leases expiring at various times through 2021. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. We also lease transportation and computer equipment under operating leases expiring during the next five years. We expect that most leases will be renewed or replaced by other leases in the normal course of business.
      We have 23 capital leases, 21 of which are with limited liability companies, or LLCs, whose owners include certain Aaron Rents’ executive officers and our controlling shareholder. Eleven of these related party leases relate to properties purchased from Aaron Rents in October and November 2004 by one of the LLCs for a total purchase price of $6.8 million. This LLC is leasing back these properties to Aaron Rents for a 15-year term, with a five-year renewal at the company’s option, at an aggregate annual rental of $883,000. Another ten of these related party leases relate to properties purchased from Aaron Rents in December 2002 by one of the LLCs for a total purchase price of approximately $5.0 million. This LLC is leasing back these properties to Aaron Rents for a 15-year term at an aggregate annual rental of $572,000.
      The other related party capital lease relates to a property sold by Aaron Rents to a second LLC for $6.3 million in April 2002 and leased back to Aaron Rents for a 15-year term at an annual rental of $681,000. See note D to the audited consolidated financial statements. None of the sale transactions resulted in any gain or loss in our financial statements, and we did not change the basis of the assets subject to the leases. These transactions were accounted for as financings.
      We finance a portion of our store expansion through sale-leaseback transactions. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores nor do we provide any guarantees, other than a corporate level guarantee of lease payments, in connection with the sale-leasebacks. The operating leases that resulted from these transactions are included in the table below.
      Franchise Loan Guaranty. We have guaranteed the borrowings of certain independent franchisees under a franchise loan program with several banks with a maximum commitment amount of $115.0 million, and we also guarantee franchisee borrowings under certain other debt facilities. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisees’ debt obligations, which would be due in full within 90 days of the event of default. At March 31, 2006, the portion that we might be obligated to repay in the event our franchisees defaulted was $105.6 million. Of this amount, approximately $80.6 million represents franchisee borrowings outstanding under the franchise loan program and approximately $25.0 million represents franchisee borrowings that we guarantee under other debt facilities. However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets. Since its inception in 1994, we have had no significant losses associated with the franchise loan program, or with any other franchise guarantees. We believe the likelihood of any significant amounts being funded in connection with these commitments to be remote.
      We have no long-term commitments to purchase merchandise. See note F to the audited consolidated financial statements for further information.

      Contractual Obligations and Commitments. The following table shows our approximate contractual obligations, including interest, and commitments to make future payments as of March 31, 2006:

		Period less	Period 2-3	Period 4-5	Period over
	Total	than 1 year	years	years	5 years

	(In thousands)
Credit facilities, excluding capital leases	$184,366	$10,004	$125,048	$34,012	$15,302
Capital leases	16,244	645	1,681	2,095	11,823
Operating leases	244,216	67,576	94,264	41,517	40,859

Total contractual cash obligations	$444,826	$78,225	$220,993	$77,624	$67,984

      The following table shows our approximate commercial commitments as of March 31, 2006:

	Total
	amounts	Period less	Period 2-3	Period 4-5	Period over
	committed	than 1 Year	years	years	5 years

	(In thousands)
Guaranteed borrowings of franchisees	$105,577	$105,577	$ —	$ —	$ —
Residual value guarantee under operating leases	20,858	20,858	—	—	—

Total commercial commitments	$126,435	$126,435	$ —	$ —	$ —

      Purchase orders or contracts for the purchase of rental merchandise and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of rental merchandise or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months.
Market Risk
      From time-to-time, we manage our exposure to changes in short-term interest rates, particularly to reduce the impact on our variable payment construction and lease facility and floating-rate borrowings, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt. The counterparties to these contracts are high credit quality commercial banks, which we believe largely minimizes the risk of counterparty default. At March 31, 2006 we did not have any swap agreements.
      We do not use any market risk sensitive instruments to hedge commodity, foreign currency or risks other than interest rate risk, and we hold no market risk sensitive instruments for trading or speculative purposes.
Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS 151. SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We adopted SFAS 151 effective January 1, 2006, and the impact was not material.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS 154. SFAS 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in an accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material effect on our financial position or results of operations.
      Effective January 1, 2006, we adopted the fair value recognition provisions issued by the FASB under SFAS No. 123R, Share-Based Payment, using the modified prospective application method. Under this transition method, compensation expense recognized in the quarter ended March 31, 2006 includes the applicable amounts of compensation expense of all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, Accounting for Stock-Based Compensation, and previously presented in pro forma footnote disclosures. Refer to note A to our unaudited consolidated financials statements for the three months ended March 31, 2006 for further information on the impact of adoption.
      In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, or SFAS 155. SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. The adoption of SFAS 155 is not anticipated to have a material effect on our financial position or results of operations.
      In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, or SFAS 156. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. It also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. The adoption of SFAS 156 is not anticipated to have a material effect on the company’s financial position or results of operations.

BUSINESS
General
      Aaron Rents is a leading specialty retailer of consumer electronics, computers, residential and office furniture, household appliances and accessories. We engage in the lease ownership, rental and retail sale of a wide variety of products such as widescreen, LCD and plasma televisions, computers, living room, dining room and bedroom furniture, washers, dryers and refrigerators. We carry well-known brands such as JVC, Mitsubishi, Philips, RCA, Sony, Dell, Hewlett-Packard, La-Z-Boy, Simmons, Frigidaire, General Electric and Maytag.
      As of March 31, 2006, we had 1,164 Aaron’s Sales & Lease Ownership stores, comprised of 764 company-operated stores in 34 states and Puerto Rico and 400 independently-owned franchised stores in 43 states and Canada. We have added 501 company-operated and 207 franchised sales and lease ownership stores since the beginning of 2001. In addition, we operate the Aaron’s Corporate Furnishings division, which rents residential and office furniture through 59 company-operated stores in 16 states as of March 31, 2006. Our MacTavish Furniture Industries division manufactures and supplies nearly one-half of the furniture and related accessories leased and sold in our stores.
      We have a long history of revenue growth and profitability. Total revenues increased to $1.13 billion in 2005 from $546.7 million in 2001, representing a 19.8% compound annual growth rate. Our total net earnings increased to $58.0 million in 2005 from $12.3 million in 2001, representing a 47.2% compound annual growth rate. Total revenues for the three months ended March 31, 2006 were $347.3 million, an increase of $67.9 million, or 24.3%, over the comparable period in 2005.
      An overview of our three divisions follows.
      Aaron’s Sales & Lease Ownership. Our sales and lease ownership division focuses on providing durable household goods to lower to middle income consumers who have limited or no access to traditional credit sources such as bank financing, installment credit or credit cards. Our sales and lease ownership program enables these customers to obtain quality-of-life enhancing merchandise that they might otherwise not be able to afford, without incurring additional debt or long-term obligations.
      We franchise our sales and lease ownership stores in select markets where we have no immediate plans to enter. Our franchise program:

•	allows us to grow more quickly;

•	enables us to achieve economies of scale in purchasing, distribution, manufacturing and advertising for our sales and lease ownership stores;

•	increases exposure to our brand; and

•	provides additional revenues from franchise fees and royalties.
      We opened 82 company-operated and 71 franchised sales and lease ownership stores in 2005. We estimate that we will open approximately 90 company-operated sales and lease ownership stores in 2006 and will seek selective acquisitions. We anticipate that our franchisees will open approximately 65 franchised sales and lease ownership stores in 2006.
      Aaron’s Corporate Furnishings. Our corporate furnishings division rents new and rental return merchandise to individuals and businesses, with a focus on renting residential and office furniture to business customers. We have been in the corporate furnishings business (referred to in the industry as “rent-to-rent”) for over 50 years and believe we are the second largest corporate furnishings company in the United States.
      Business customers, who represent an increasing portion of rental customers, rent residential furniture in order to provide furnishings for relocated employees or those on temporary assignment. Business customers also enter into rental agreements for office furniture to meet seasonal, temporary or start-up needs. At March 31, 2006, we had 59 company-operated stores in 16 states.

      MacTavish Furniture Industries. Aaron Rents is the only major furniture rental company in the United States that manufactures its own furniture. We operate six furniture plants, four bedding facilities and two lamp manufacturing facilities. By manufacturing our own specially designed residential and office furniture through our MacTavish Furniture Industries division, we believe we enjoy an advantage over many of our competitors. Manufacturing enables us to control the quality, cost, delivery, styling, durability and quantity of our furniture rental merchandise.
Industry Overview

The Rent-to-Own Industry
      The rent-to-own industry offers customers an alternative to traditional methods of obtaining electronics, computers, home furnishings and appliances. According to the Association of Progressive Rental Organizations, or APRO, there are approximately 8,300 rent-to-own stores in the United States that serve more than 2.7 million households. Annual industry-wide revenues are believed to be approximately $6.6 billion in the United States.
      In a typical rent-to-own transaction, the customer has the option to acquire merchandise over a fixed term, usually 12 to 24 months, normally by making weekly rental payments. The customer may cancel the agreement at any time by returning the merchandise to the store, with no further rental obligation. If the customer rents the item to the full term, he obtains ownership of the item, though he can choose to buy it at any time.
      The rent-to-own concept is particularly popular with consumers who cannot pay the full purchase price for merchandise at once or who lack the credit to qualify under conventional financing programs. According to APRO, approximately 73% of rent-to-own customers have incomes between $15,000 and $50,000 per year and 95% are estimated to have high school diplomas. Rent-to-own is also popular with consumers who, despite good credit, do not wish to incur additional debt, have only a temporary need for the merchandise or want to try out a particular brand or model before buying it.
      According to an April 2000 Federal Trade Commission study, 75% of rent-to-own customers were satisfied with their experience with rent-to-own transactions. The study noted that customers gave a wide variety of reasons for their satisfaction, including “the ability to obtain merchandise they otherwise could not, the low payments, the lack of a credit check, the convenience and flexibility of the transaction, the quality of the merchandise, the quality of the maintenance, delivery, and other services, the friendliness and flexibility of the store employees, and the lack of any problems or hassles.”
      We believe that the decline in the number of furniture stores and the limited number of retailers that focus on credit installment sales to lower and middle income consumers has created a market opportunity for our unique sales and lease ownership concept. The traditional retail consumer durable goods market is much larger than the rental market, leaving substantial potential for growth for our sales and lease ownership division. We believe that the segment of the population targeted by our sales and lease ownership division comprises approximately 50% of all households in the United States and that the needs of these consumers are generally underserved.

Aaron’s Sales & Lease Ownership versus Traditional Rent-to-Own
      We believe that our sales and lease ownership model is unique. By providing customers with the option either to lease merchandise with the opportunity to obtain ownership or to purchase merchandise outright, we blend elements of rent-to-own and traditional retailing. We enable cash or credit-constrained customers to obtain quality-of-life enhancing merchandise that they otherwise might not be able to afford without incurring additional debt or long-term obligations. In addition to these core customers, our concept is also popular with consumers who have only a temporary need for the merchandise or want to try out a particular brand or model before purchase. We believe our sales and lease ownership program is a more effective method of retailing our merchandise to lower to middle income consumers than a typical rent-to-own business or the more traditional method of credit installment sales.

      Our sales and lease ownership model is also distinctive from a typical rent-to-own business in that we encourage our customers to obtain ownership of their rental merchandise. Based on industry data, we believe that more of the initial renters of our merchandise (over 45%) obtain ownership versus rent-to-own businesses in general (approximately 25%). We believe our sales and lease ownership model offers the following unique characteristics versus traditional rent-to-own stores:

•	Lower total cost — our agreement terms typically provide a lower cost of ownership to the customer.

•	Wider merchandise selection — we generally offer a larger selection of higher-quality merchandise.

•	Larger store layout — our stores are typically 9,000 square feet, nearly twice the size of typical rent-to-own stores.

•	Fewer payments — our typical plan offers semi-monthly or monthly payments versus the industry standard of weekly payments. Our agreements also usually provide for a shorter term until the customer obtains ownership.

•	Flexible payment methods — we offer our customers the opportunity to pay by cash, check, credit card or debit card, compared with the more common cash payment method at rent-to-own stores. We receive approximately 47% of our payment volume (in dollars) from customers by check, credit card or debit card.
      We believe our sales and lease ownership model also has attractive features in common with traditional retailers. Among these features are store size, merchandise selection and the latest product offerings, such as “state-of-the-art” electronics and computers. As technology has advanced and home furnishings and appliances have evolved, we have strived to offer our customers the latest product developments at affordable prices. Although the categories of products we offer have remained substantially the same over the years, we have experienced a percentage increase in revenues from electronics and computers in our sales and lease ownership division.
      In addition, our sales and lease ownership stores offer an up-front “cash and carry” purchase option on select merchandise at prices that are competitive with discount and traditional retailers. However, unlike transactions with most traditional retailers, where the customer is committed to purchase the merchandise, our sales and lease ownership transactions are not credit installment contracts, and the customer may elect to terminate the transaction after a short initial rental period.

The Rent-to-Rent Industry
      We believe the furniture component of the rent-to-rent industry is greater than $600 million in annual revenues. The demand for rental products is believed to be related to the mobility of the population, which relies upon rented merchandise to meet temporary needs. The industry is highly competitive and has consolidated, with only a handful of companies accounting for a substantial share of the market.
      The rent-to-rent industry serves both individual and business customers who generally have immediate, temporary needs for residential or office furniture but who usually do not seek to own the merchandise. Residential furniture and accessories are rented to:

•	individuals seeking to rent furnishings for their own homes and apartments;

•	apartment complex managers seeking to provide furnished apartments; and

•	third party companies that provide interim housing for their corporate clients.
      Office furniture is rented by customers ranging from small businesses and professionals who are in need of office furnishings but need to conserve capital, to large corporations with temporary or seasonal needs.
      In the typical rent-to-rent transaction, the customer agrees to rent one or more items for a minimum of three months, a term which may be extended by the customer on a month-to-month basis. Although many rental agreements give the customer the option of purchasing the rented item, most customers do not enter into the transaction with the desire to own the rented merchandise.

Operating Strategies
      Our operating strategies are focused on differentiation from our competitors and improved efficiencies. We strive to:

•	Differentiate our Aaron’s Sales & Lease Ownership concept. We believe that the success of our sales and lease ownership operation is attributable to our distinctive approach to the business that sets us apart from our rent-to-own and credit retail competitors. We have pioneered innovative approaches to meeting changing customer needs that differ from our competitors’, such as offering lease ownership agreements which result in a lower “all-in” price, larger and more attractive store showrooms, a wider selection of higher-quality merchandise and up-front cash and carry purchase options on select merchandise at prices that are competitive with traditional retailers. Most sales and lease ownership customers make their payments in person, and we use these frequent visits to strengthen customer relationships and make these customers feel welcome in our stores.

•	Offer high levels of customer service and satisfaction. We foster good relationships with our customers to attract recurring business and encourage them to rent merchandise for the full agreement term by providing high levels of service and satisfaction. We demonstrate our commitment to superior customer service by providing customers quick delivery of rented merchandise, in many cases by same or next day delivery, and repair service at no charge to the customer. We have also established an employee training program called Aaron’s University, which is a 30-course curriculum designed to enhance the customer relations skills of both company-operated and franchised store managers.

•	Promote our vendors and the Aaron’s brand name. Our marketing programs target the prime customer base for our products, such as our brand name “Dream Products” merchandise, which we advertise through our “Drive Dreams Home” sponsorship of NASCAR championship racing. Sponsorship of other sporting events, such as arena football, NBA basketball, major league baseball and various college sports, also reaches this market. We typically distribute mass mailings of promotional material outlining specific products every two weeks, with the goal of reaching households within a specified radius of each store at least 24 times per year. We currently mail over 20 million flyers monthly to consumers in areas served by our stores. We also utilize local television and radio advertising in concentrated geographic markets and for special promotions.

•	Manage merchandise through our manufacturing and distribution capabilities. We believe that our furniture manufacturing operations and network of 16 fulfillment centers at March 31, 2006 give us a strategic advantage over our competitors. Manufacturing enables us to control the quality, cost, delivery, styling, durability and quantity of a substantial portion of our furniture merchandise, and provides us a reliable source of furniture. Our distribution system allows us to deliver merchandise promptly to our stores in order to meet customer demand quickly and manage inventory levels more effectively. We expect to open one additional fulfillment center in 2006.

•	Utilize proprietary management information systems. We use proprietary computerized information systems to pursue systematically collections and merchandise returns and to match inventory with demand. Each of our stores, including franchised sales and lease ownership stores, is linked by computer directly to our corporate headquarters, which enables us to monitor the performance of each store on a daily basis. Our separate systems are tailored to meet the distinct needs of our sales and lease ownership and corporate furnishings operations.
Growth Strategies
      We seek to increase our revenues and profitability through the execution of our growth strategies, which are to:

•	Open additional company-operated sales and lease ownership stores. We plan to open sales and lease ownership stores in existing and select new geographic markets. Additional stores help us to realize economies of scale in purchasing, management, marketing and distribution. We opened 82 company-

operated store locations in 2005 and expect to open approximately 90 company-operated stores in 2006.

•	Increase our sales and lease ownership franchises. We believe that our franchise program allows us to grow more quickly and increase our brand exposure in new markets. In addition, the combination of company-operated and franchised stores creates a larger store base that enhances the economies of scale in purchasing, distribution, manufacturing and advertising for our sales and lease ownership stores. Franchise fees and royalties also represent a growing source of company revenues. In 2005, we opened 71 franchised locations and had a pipeline at March 31, 2006 of 250 franchise stores scheduled to open over the next few years. We anticipate our franchisees will open approximately 65 franchised sales and lease ownership stores in 2006.

•	Increase revenues and net earnings from existing sales and lease ownership stores. We experienced same store revenue growth for our existing company-operated sales and lease ownership stores of 12.8% in 2003, 11.6% in 2004, 8.3% in 2005 and 10.7% for the first quarter of 2006. We calculate same store revenue growth by comparing revenues from comparable periods for all stores open during the entirety of those periods, excluding stores that received rental agreements from other acquired, closed or merged stores. We expect revenues and net earnings of our sales and lease ownership division to continue to grow as the large number of stores opened in the past few years become more established.

•	Seek selective acquisitions in both new and existing sales and lease ownership markets. We will continue to explore acquisitions of other rent-to-own operations and select company franchisees from time to time. In 2005, we acquired the rental agreements, merchandise and assets of 96 sales and lease ownership locations. Some of these locations were subsequently merged with existing locations, resulting in 56 new stores.

Operations

Sales and Lease Ownership
      We established our Aaron’s Sales & Lease Ownership operation in 1987. At March 31, 2006, we had 764 company-operated sales and lease ownership stores in 34 states and Puerto Rico and 400 franchised sales and lease ownership stores in 43 states and Canada.
      We have developed a distinctive concept for our sales and lease ownership stores with specific merchandising, store layout, pricing, and agreement terms for our target customer market. We believe that these features create a store and a sales and lease ownership concept significantly different from the operations of rent-to-own stores, our traditional corporate furnishings (rent-to-rent) business, and the operations of consumer electronics and home furnishings retailers who finance merchandise.
      The typical Aaron’s Sales & Lease Ownership store layout is a combination showroom and warehouse of 8,000 to 10,000 square feet, with an average of approximately 9,000 total square feet. In selecting locations for new sales and lease ownership stores, we generally look for sites in well-maintained strip shopping centers with good access, which are strategically located within ten miles of established working class neighborhoods and communities. We also build to suit stand alone stores in certain markets. Many of our stores are placed near existing competitors’ stores. Each sales and lease ownership store usually maintains at least two trucks and crews for pickups and deliveries and generally offers same or next day delivery for addresses located within ten miles of the store. We emphasize a broad selection of brand name electronics, computers and appliances, and offer customers a wide selection of furniture, including furniture manufactured by our MacTavish Furniture Industries division. Our sales and lease ownership stores also offer lawn tractors and jewelry.
      We believe that our sales and lease ownership stores offer lower merchandise prices than similar items offered by traditional rent-to-own operators, and substantially equivalent to the “all-in” contract price of similar items offered by retailers who finance merchandise. Approximately 71% of our sales and lease ownership agreements are monthly and approximately 28% are semi-monthly as compared to the industry standard of weekly agreements, and our agreements usually provide for a shorter term leading to customer ownership. Customers can have the item serviced free of charge or replaced at any time during the rental agreement. We re-rent or sell merchandise that customers return to us prior to the expiration of their agreements. We also offer, for select merchandise, an up-front cash and carry purchase option at prices that are competitive with discount and traditional retailers.
      During the later part of 2004, we opened two experimental stores under the RIMCO name that lease automobile tires and rims to customers under sales and lease ownership agreements. Although the products offered are different, these stores are managed, monitored and operated similar to our other sales and lease ownership stores. At March 31, 2006, we had nine RIMCO stores open and expect to expand this business during 2006 by opening additional company-operated stores as well as several franchised stores.

Sales and Lease Ownership Franchise Program
      We began franchising Aaron’s Sales & Lease Ownership stores in select markets in 1992 and have continued to attract franchisees. Our franchised stores do not compete with company-operated stores, nor do we anticipate any such competition, as we mainly award franchises in markets where we have no operations and no current plans to enter. As of March 31, 2006, we had 400 franchised stores open and area development agreements with franchisees to open 250 stores in the future. We believe that our relations with our franchisees are generally good.
      Franchisees are approved on the basis of the applicant’s business background and financial resources. We generally seek franchisees who will enter into area development agreements for several stores, although many franchisees currently operate a single store. Most franchisees are involved in the day-to-day operations of the stores.
      We enter into franchise agreements with our franchisees to govern the opening and operation of franchised stores. Under our current standard agreement, we require the franchisee to pay a franchise fee of $50,000 per store. Agreements are for a term of ten years, with one ten-year renewal option, and franchisees are obligated to remit to us royalty payments of 5% or 6% of the franchisee’s weekly cash collections. The royalty payments increased from 5% to 6% for all franchise agreements entered into or renewed after December 31, 2002.
      We assist each franchisee in selecting the proper site for each store. Because of the importance of location to the Aaron’s Sales & Lease Ownership concept, one of our pre-opening directors visits the intended market and helps guide the franchisee through the selection process. Once a site is selected, we help in designing the floor plan, including the proper layout of the showroom and warehouse. In addition, we provide assistance in assuring that the design and decor of the showroom is consistent with our requirements. We also lease the exterior signage to the franchisee and assist with placing pre-opening advertising, ordering initial inventory and obtaining delivery vehicles.
      We have an arrangement with several banks to provide financing to qualifying franchisees to assist with establishing and operating their stores. An inventory financing plan to provide franchisees with the capital to purchase inventory is the primary component of the financing program. For qualified established franchisees, we have arranged in some cases for these institutions to provide a revolving credit line to allow franchisees the flexibility to expand. We guarantee amounts outstanding under the franchisee financing programs.
      All franchisees are required to complete a comprehensive training program and to operate their franchised sales and lease ownership stores in compliance with our policies, standards and specifications, including such matters as decor, rental agreement terms, hours of operation, pricing and merchandise. Franchisees in general are not required to purchase their rental merchandise from our fulfillment centers, although most do so in order to take advantage of company sponsored financing, bulk purchasing discounts and favorable delivery terms. Several franchisees also purchase their rental furniture directly from our MacTavish Furniture Industries division.
      We conduct a financial audit of our franchised stores every six to 12 months and also conduct regular operational audits — generally visiting each franchised store almost as often as we visit our company-operated stores. In addition, our proprietary management information system links each franchised store to corporate headquarters.

Corporate Furnishings
      We have been in the rent-to-rent business for over 50 years and believe we are the second largest corporate furnishings rental company in the United States. Our corporate furnishings business accounted for approximately 10% of our total revenues in 2005. We rent new and rental return merchandise to both individuals and businesses, with a growing focus on renting residential and office furniture to business customers. As of March 31, 2006, we operated 59 corporate furnishings stores in 16 states.
      Our typical corporate furnishings store layout consists of a combination showroom and warehouse comprising about 19,000 square feet. Each residential showroom features attractive displays of living room, dining room and bedroom furniture in a number of styles, fabrics, materials and colors. Office rental showrooms feature lines of desks, chairs, conference tables, credenzas, sofas and accessories. We believe that locating a warehouse next to each showroom permits store managers to exercise greater control over inventory, merchandise condition, and pickup and deliveries, resulting in more efficient and consistent service for the customer.
      Items held for rent, whether new or rental return, are available for purchase and lease purchase at all corporate furnishings stores. Each corporate furnishings store generally offers next day delivery for addresses located within 50 miles of the store and maintains at least one truck and a crew for pickups and deliveries. We believe that our ability to obtain and deliver furniture and equipment to customers quickly and efficiently gives us an advantage over general furniture retailers who often require several weeks to effect delivery.
      We generally sell rental return merchandise at stores at or above its book value — that is, cost less depreciation, plus selling expenses — a price which is usually lower than the price for comparable new merchandise. Most merchandise held for sale in stores may also be acquired through a lease purchase option. Because new merchandise is sold at the same location as rental return merchandise, we have the opportunity to sell both new and rental return merchandise to customers who may have been attracted to the store by the advertising and price appeal of rental return merchandise. The ability to sell new and rental return merchandise at the same location allows for more efficient use of facilities and personnel and minimizes overhead.

Furniture Manufacturing
      Our MacTavish Furniture Industries division has manufactured furniture for our stores since 1971. The division has six furniture manufacturing plants, four bedding manufacturing facilities and two lamp manufacturing facilities, totaling approximately 697,000 square feet in the aggregate, that supply nearly one-half of our furniture and accessories. We believe our manufacturing plants have the capacity to meet our needs for the foreseeable future.
      Our MacTavish Furniture Industries division manufactures:

•	upholstered living-room furniture, including contemporary sofas, sofabeds, chairs and modular sofa and ottoman collections in a variety of natural and synthetic fabrics;

•	bedding, including standard sizes of mattresses and box springs;

•	office furniture, including desks, credenzas, conference tables, bookcases and chairs; and

•	designer lamps, tables and accessories, which we also manufacture for select retailers.
      MacTavish has designed special features for the furniture it manufactures that we believe reduce production costs, enhance product durability, and improve the shipping process relative to furniture purchased from third parties. These features include:

•	standardization of components;

•	reduction of parts and features susceptible to wear or damage;

•	more resilient foam;

•	durable, soil-resistant fabrics and sturdy frames for longer life and higher residual value; and

•	devices that allow sofas to stand on end for easier and more efficient transport.
      MacTavish also manufactures replacement covers of all styles and fabrics of its upholstered furniture for use in reconditioning rental return furniture.
      The principal raw materials we use in furniture manufacturing are fabric, foam, fiber, wire-innerspring assemblies, plywood and hardwood. All of these materials are purchased in the open market from unaffiliated sources. We are not dependent on any single supplier, and none of the raw materials we use are in short supply.
Marketing and Advertising
      In our sales and lease ownership operations, we rely heavily on national and local television advertising, direct mail, and direct delivery of promotional materials. We focus our television advertising on our successful “Dream Products” program. This program features “dream” products such as brand name widescreen televisions, computers, stainless steel refrigerators, washers and dryers and lawn tractors.
      We have garnered significant value from our sports marketing initiatives. We advertise and sponsor motorsports at various levels and collegiate and professional sports, such as NBA and ACC basketball and major league baseball, among others.
      Our premier event partnership continues to be the Aaron’s Dream Weekend at Talladega Superspeedway consisting of the Aaron’s 499 NASCAR Nextel Cup Series Race and the Aaron’s 312 NASCAR Busch Series Race. Both races are broadcast live on FOX television and are among the most watched NASCAR events.
      We have continued our sponsorship of driver Michael Waltrip’s #99 Aaron’s Dream Machine in the Busch Series and driver Hermie Sadler’s #00 Aaron’s Dream Machine in select NEXTEL Cup races.
      In addition, we sponsor the Arena Football League, which is broadcast nationally on NBC and regionally on Fox Sports Net and the Outdoor Life Network. This sponsorship includes uniform patches on all visiting teams’ jerseys, arena signage and local promotions throughout the country. National in-store sweepstakes for a trip for two to the ArenaBowl in Las Vegas help drive arena football fans into our locations around the country.
      These sports partnerships are integrated into advertising, promotional and marketing initiatives, which we believe significantly boosts the company’s brand awareness and customer loyalty.
      Each month our in-house advertising and promotions department distributes over 20 million direct mail circulars, which highlight featured merchandise and demonstrate the cost advantage to consumers of sales and lease ownership rather than traditional rent-to-own.
      We market our corporate furnishings operations with print-based marketing programs targeting corporate customers. In addition, the division has a national accounts program that develops strategic partnerships to service clients’ nationwide needs. As an example, the corporate furnishings division has developed an alliance with a large trailer company to handle all of the short term furnishings for trailers used at NASCAR races and has been a sponsor in the Tour de Georgia professional cycling racing program. We also rely on the use of brochures, newspapers, radio, television, direct mail, trade publications, yellow pages and the internet (http://www.aaronrents.com; www.aaronrentsfurniture.com; www.shopaarons.com) to reach customers. In addition to advertising specific vendor products, we believe this advertising increases Aaron Rents’ brand recognition.

Store Operations

Management
      Our Aaron’s Sales & Lease Ownership division has nine regional vice presidents who are primarily responsible for monitoring individual store performance and inventory levels within their respective regions. Our corporate furnishings division is organized geographically into two regions, each supervised by a vice president. Presidents manage the sales and lease ownership and corporate furnishings divisions.
      Stores are currently supervised by 77 sales and lease ownership regional managers and six corporate furnishings regional managers. At the individual store level, the store manager is responsible for:

•	customer and credit relations;

•	deliveries and pickups;

•	warehouse and inventory management; and

•	certain marketing efforts.
      Store managers are also responsible for inspecting rental return furniture to determine whether it should be sold as is, rented again as is, repaired and sold or reconditioned for additional rental. A significant portion of the store manager’s compensation is dependent upon store revenues and profits.
      Executive management directs and coordinates:

•	purchasing;

•	financial planning and control;

•	franchise operations;

•	manufacturing;

•	employee training;

•	new store site selection and construction for company-operated stores;

•	long range and strategic planning;

•	organizational issues; and

•	acquisitions.
      Our internal audit department conducts periodic operational audits of every store, including audits of company-operated sales and lease ownership stores several times each year, and semi-annual audits of corporate furnishings stores and franchised sales and lease ownership stores. Our business philosophy has always emphasized safeguarding of company assets, strict cost containment and fiscal controls. Executive and store level management monitors expenses to contain costs. We pay all invoices from company headquarters in order to enhance fiscal accountability. We believe that careful attention to the safeguarding of rental merchandise, our most significant asset, as well as the expense side of our operations has enabled us to maintain financial stability and profitability.

Management Information Systems
      We use computer-based management information systems to facilitate cash collections, merchandise returns and inventory management. Through the use of proprietary software developed in-house, each of our stores is linked by computer directly to corporate headquarters, which enables us to monitor the performance of each store on a daily basis. Different systems are used to run the sales and lease ownership and corporate furnishings operations due to the significant differences in the businesses. At the store level, the store manager is able to use our computer system to effectively track merchandise on the showroom floor and in the warehouse to minimize delivery times, assist with product purchasing and match customer needs with available inventory.

Rental Agreement Approval, Renewal and Collection
      One of the keys to the success of our sales and lease ownership operation is timely cash collections. Individual store managers use our computerized information system on a daily basis to track cash collections. They contact customers within a few days of when their lease payments are due in order to encourage customers to keep their agreement current and in force, rather than having to return the merchandise for non-payment, and to renew their agreements for an additional period. Careful attention to cash collections is particularly important in the sales and lease ownership operations, where the customer typically has the option to cancel the agreement at any time and each payment is considered a renewal of the agreement rather than a collection of a receivable.
      We generally perform no formal credit check with respect to sales and lease ownership customers, other than to verify employment or other reliable sources of income and personal references supplied by the customer. Each corporate furnishings store performs a credit check on most of its residential and business customers. All of our agreements for residential and office merchandise require payments in advance, and the merchandise normally is repossessed if a payment is significantly in arrears.
      Net bad debt losses from corporate furnishings rentals as a percentage of corporate furnishings rental revenues were approximately 0.3%, 1.1%, 1.4% and 2.5% for the three months ended March 31, 2006 and years ended December 31, 2005, 2004 and 2003, respectively. We do not extend credit to sales and lease ownership customers. For the same periods, net company-wide merchandise shrinkage as a percentage of combined rental revenues was 1.3%, 2.6%, 2.6% and 2.2%, respectively. We believe that our collection and repossession policies comply with applicable legal requirements, and we discipline any employee that we discover deviating from such policies.

Customer Service
      We believe that customer service is one of the most important elements in the success of our sales and lease ownership and corporate furnishings businesses. Customer satisfaction is critical because the customer typically has the option of returning the rented merchandise at any time. Our goal is to make our customers feel positive about Aaron Rents and our products from the moment they enter our showrooms. Items are serviced at no charge to the customer, and quick, free delivery is available in many cases. In order to increase rentals at existing stores, we foster relationships with existing customers to attract recurring business, and many new rental and lease ownership agreements are attributable to repeat customers.
      Because of the importance of customer service, we believe that a prerequisite for successful operations and growth is skilled, effective employees who value our customers and project a genuine desire to serve customers’ needs. Our Aaron’s Sales & Lease Ownership division has 41 training facilities where store managers and employees learn and review all areas of our operations, with a heavy emphasis on customer service. We also have a training program we call Aaron’s University designed to provide a uniform customer service experience regardless of the store location, whether company-operated or franchised. Standardizing operating procedures throughout our system is a primary focus of Aaron’s University. We have a 30-course curriculum for sales and lease ownership managers. We conduct similar sales and management training programs for our corporate furnishings division employees at our Atlanta headquarters. Approximately once a month we distribute a DVD entitled “Inside Aaron’s.” These DVDs are intended to communicate a wide variety of topics of interest to our store personnel regarding current company initiatives. Our policy of promoting from within boosts employee retention and underscores our commitment to customer service and other business philosophies, allowing us to realize greater benefits from our employee training programs.

Purchasing and Distribution
      Our product mix is determined by store managers in consultation with regional managers and regional vice presidents, based on an analysis of customer demands. The following table shows the percentage of sales and lease ownership division revenues for the fiscal year ended December 31, 2005 attributable to different merchandise categories:

Percentage of
2005
Merchandise Category	Revenues

Electronics	37%
Computers	13%
Furniture	33%
Appliances	15%
Other	2%
      In our corporate furnishings division, furniture is the primary merchandise category, accounting for approximately 93% of corporate furnishings revenues for the year ended December 31, 2005.
      We purchase the majority of our merchandise directly from manufacturers, with the balance from local distributors. One of our largest suppliers is our MacTavish Furniture Industries division, which supplies nearly one-half of the furniture and accessories we rent or sell. We have no long-term agreements for the purchase of merchandise and believe that our relationships with suppliers are good.
      Sales and lease ownership operations utilize fulfillment centers, which are on average approximately 86,000 square feet, to control merchandise. All company-operated sales and lease ownership stores receive merchandise directly from our 16 fulfillment centers, together totaling approximately 1,379,000 square feet, located in Auburndale, Florida; Dallas and Sugarland, Texas; Duluth, Georgia; Columbus, Ohio; Baltimore, Maryland; Winston-Salem, North Carolina; Phoenix, Arizona; Carolina, Puerto Rico; Oklahoma City, Oklahoma; Madison, Tennessee; Magnolia, Mississippi; Plainfield, Indiana; Portland, Oregon; Westfield, Massachusetts; and Columbia, South Carolina. We plan to open one additional fulfillment center in 2006. Most of our stores are within a 250-mile radius of a fulfillment center, facilitating timely shipment of supplies to the stores and fast delivery of orders to customers.
      Corporate furnishings stores receive merchandise directly from vendors who ship to the stores’ attached warehouses. Sales and lease ownership stores typically have smaller warehouses with less merchandise storage space than our corporate furnishings stores. Vendors normally ship directly to our fulfillment centers, who in turn ship merchandise to our stores.
      We realize freight savings from truckload discounts and more efficient distribution of merchandise by using fulfillment centers. We use our own tractor-trailers, local delivery trucks, and various contract carriers to make weekly deliveries to individual stores.
Legal Proceedings
      From time to time, we are party to various legal proceedings arising in the ordinary course of business. Aaron Rents is not currently a party to any other legal proceeding the result of which it believes could have a material adverse impact upon its business, financial position or results of operations.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth our executive officers and directors, their ages and positions as of March 31, 2006:

Name	Age	Position

R. Charles Loudermilk, Sr.	78	Chairman of the Board of Directors and Chief Executive Officer
Robert C. Loudermilk, Jr.	46	President, Chief Operating Officer and Director
Gilbert L. Danielson	59	Executive Vice President, Chief Financial Officer and Director
William K. Butler, Jr.	53	President of Aaron’s Sales & Lease Ownership Division and Director
James L. Cates	55	Senior Group Vice President and Secretary
Eduardo Quinones	45	President of Aaron’s Corporate Furnishings Division
Christopher M. Champion	35	Vice President, General Counsel
B. Lee Landers	47	Vice President, Chief Information Officer
Robert P. Sinclair, Jr.	44	Vice President, Corporate Controller
Mitchell S. Paull	47	Senior Vice President, Merchandising and Logistics, Aaron’s Sales & Lease Ownership Division
K. Todd Evans	42	Vice President, Franchising
Marc S. Rogovin	46	Vice President, Real Estate and Construction
Ronald W. Allen+	64	Director
Leo Benatar*•	76	Director
Earl Dolive+	88	Director
David L. Kolb+•	67	Director
Ray M. Robinson*	58	Director
John Schuerholz	65	Director

*	Member of the compensation committee
+ Member of the audit committee

•	Member of the special committee on corporate governance
      Mr. Loudermilk, Sr. founded Aaron Rents in 1955 and has served as Chairman of the Board and Chief Executive Officer of Aaron Rents since our incorporation in 1962. From 1962 to 1997, he was also President of Aaron Rents. He has been a director of America’s Mart Corporation, owner and manager of the Atlanta Merchandise Mart, a wholesale market, since 1996. He is one of the founders and Chairman of the Board of The Buckhead Community Bank, and formerly the Chairman of the board of directors of the Metropolitan Atlanta Rapid Transit Authority.
      Mr. Loudermilk, Jr., has served in various positions since joining Aaron Rents as an Assistant Store Manager in 1985. He has served as a director of Aaron Rents since 1983, and as President and Chief Operating Officer of Aaron Rents since 1997.
      Mr. Danielson has served as Chief Financial Officer and a director of Aaron Rents since 1990 and Executive Vice President since 1998. From 1990 to 1998 he was Vice President, Finance of Aaron Rents. He has also served as a director of Abrams Industries, Inc., a company engaged in real estate investment and development and energy services, since 2000.

      Mr. Butler joined Aaron Rents in 1974 as a Store Manager. He served as Vice President of the Aaron’s Rental Purchase Division from 1986 to 1995, when he became President of that division, now known as the Aaron’s Sales & Lease Ownership Division. Mr. Butler has served as a director of Aaron Rents since 2000.
      Mr. Cates has served as Senior Group Vice President of Aaron Rents since 2002 and as Secretary since 1999. He served as Vice President of Risk Management of Aaron Rents from 1994 until his promotion to Senior Group Vice President in 2002.
      Mr. Quinones joined Aaron Rents in 1985 as a Store Manager. He served as Vice President of Aaron’s Corporate Furnishings Division from 1989 until becoming President of that division in 2000.
      Mr. Champion has served as Vice President, General Counsel since 2005. Prior to then, he was employed from 1997 with Russell Corporation, an apparel and sporting goods manufacturer, serving most recently as Deputy General Counsel.
      Mr. Landers has served as Vice President, Chief Information Officer since 1999. Prior to 1999, he held various engineering and technology management positions with The Southern Company, a regional energy company.
      Mr. Sinclair has served as Controller of Aaron Rents since 1990, Chief Financial Officer of the Aaron’s Sales & Lease Ownership Division from 1995 to 1999, and Vice President, Corporate Controller since 1999.
      Mr. Paull served as Vice President, Treasurer of Aaron Rents from 1991 until 1999. From 1999 to 2001, Mr. Paull served as Chief Financial Officer and Vice President, Finance and Administration of The Winter Group of Companies, Inc., a construction management company, and as Chief Financial Officer and Vice President, Finance for Career Fair, a computer software company. Mr. Paull rejoined Aaron Rents as Senior Vice President in 2001 and in 2005 was appointed to Senior Vice President, Merchandising and Logistics, Aaron’s Sales & Lease Ownership Division.
      Mr. Evans served as Director of Franchise Development for Aaron Rents from 1991 until 1998 and Vice President, Franchise Development from 1998 to 2000. From March 2000 to October 2000, Mr. Evans served as President of Her-Kel Investments, a franchisee of Aaron Rents. Mr. Evans rejoined Aaron Rents in October 2000 as Vice President, Business Development and was promoted to Vice President, Franchising in 2001.
      Mr. Rogovin served as Director of Real Estate and Construction for Aaron Rents from 1997 to 1998, and has served as Vice President, Real Estate and Construction since 1998.
      Mr. Allen has served as a director of Aaron Rents since 1997. From 1997 to 2005, Mr. Allen served as a consultant to Delta Air Lines, Inc., an international air passenger carrier. He was Chairman and Chief Executive Officer of Delta Air Lines from 1987 to 1997. He also served as President of Delta Air Lines from 1983 to 1987 and from 1993 to 1997, and Chief Operating Officer from 1983 to 1997. He currently serves as an advisory director of Delta Air Lines and a director of The Coca-Cola Company.
      Mr. Benatar has served as a director of Aaron Rents since 1994. He has been a Principal with Benatar & Associates since 1996. Previously, he was an associated consultant with A.T. Kearney, Inc., a management consultant and executive search company, from 1996 to 2002. He was Chairman of Engraph, Inc., a maker of consumer packages, and served as Chief Executive Officer of that company from 1981 to 1995. Mr. Benatar serves as a director of Interstate Bakeries Corporation, a baker and distributor of fresh bakery products, Mohawk Industries, Inc., a designer and manufacturer of floor covering products, and Paxar Corporation, a provider of merchandising systems to retailers and apparel manufacturers. He previously served as Chairman of the Federal Reserve Bank of Atlanta.
      Mr. Dolive has served as a director of Aaron Rents since 1977. He currently serves as a director of Greenway Medical Technologies, Inc., a provider of web-based healthcare management software, and as director emeritus of Genuine Parts Company, a distributor of automotive and industrial replacement parts, office products and electrical materials. Prior to his retirement in 1988, he was Vice Chairman of the board of Genuine Parts Company.

      Mr. Kolb has been a director of Aaron Rents since 2003. Mr. Kolb was Chairman of the board of directors of Mohawk Industries, Inc. from 2001 until 2004. Prior to his retirement as Chairman in 2004, he also served as CEO from 1988 to 2001. He also serves on the board of directors of Mohawk Industries, Inc., Chromcraft Revington, Inc., a furniture manufacturer, and Paxar Corporation.
      Mr. Robinson has served as a director of Aaron Rents since 2002. Mr. Robinson is President Emeritus of the East Lake Golf Club and Vice Chairman of the East Lake Community Foundation. Prior to his retirement in 2003 as Southern Region President, Mr. Robinson was employed with AT&T from 1968. Mr. Robinson currently serves on the board of directors for Avnet, Inc., an electronic components and computer products distribution company, Acuity Brands, Inc., a lighting equipment and products manufacturer, Citizens Trust Bank, AMR Corporation, an international air passenger carrier and ChoicePoint, Inc., an identification and credential verification company.
      Mr. Schuerholz has served as a director of Aaron Rents since 2006. Mr. Schuerholz is Executive Vice President and General Manager of the Atlanta Braves professional baseball organization. Prior to joining the Atlanta Braves in 1990, he was employed from 1968 with the Kansas City Royals professional baseball organization in various management positions until being named Executive Vice President and General Manager of that organization in 1981.
      There are no family relationships among any of the executive officers and directors of the company, except that Robert C. Loudermilk, Jr. is the son of R. Charles Loudermilk, Sr.

SELLING SHAREHOLDER
      Mr. R. Charles Loudermilk, Sr., our Chairman of the Board and Chief Executive Officer, is the selling shareholder in this offering. Mr. Loudermilk is offering 1,000,000 shares of his common stock. The following table shows the amount of Class A common stock and common stock that Mr. Loudermilk beneficially owns currently and assuming completion of the offering. Percentages are based on outstanding common shares as of May 18, 2006.

		Before the Offering			After the Offering

	Class of	Shares	Percent of	Shares to	Shares	Percent of
	Common	Beneficially	Class	be Sold in	Beneficially	Class
Shareholder	Stock	Owned	Outstanding	Offering	Owned	Outstanding

R. Charles Loudermilk, Sr.	Class A	5,312,441	63.27%	—	5,312,441	63.27%
	Common	2,627,378	6.24%	1,000,000	1,627,378	3.61%
      The table does not reflect that the common stock may be converted, on a share for share basis, into shares of Class A common stock:

•	by resolution of the board of directors if either the common stock or Class A common stock is excluded from listing on any national securities exchange on which it is then traded because of the existence of the common stock; or

•	automatically if the number of outstanding shares of Class A common stock falls below 10% of the total number of outstanding shares of both the common stock and Class A common stock.
      The shares of Class A common stock beneficially owned by Mr. Loudermilk include 1,200 shares held by Mr. Loudermilk’s spouse and minor step-children. The shares of common stock beneficially owned by Mr. Loudermilk include currently exercisable options to purchase 210,000 shares of common stock and 11,788 shares of common stock held by Mr. Loudermilk’s spouse.
      Upon completion of this offering, Mr. Loudermilk will continue to be able to elect all of the directors of, and otherwise effectively control, Aaron Rents. Because the common stock is non-voting, Mr. Loudermilk will continue to be able to sell additional shares of common stock in the future without adversely affecting his voting percentage.
DESCRIPTION OF CAPITAL STOCK
      We are authorized under our articles of our incorporation to issue 100 million shares of non-voting common stock, par value $.50 per share, and 25 million shares of voting Class A common stock, par value $.50 per share. We are also authorized to issue 1 million shares of preferred stock, par value $1.00 per share. On May 18, 2006, we had issued and outstanding 42,106,322 shares of common stock, 8,396,233 shares of Class A common stock and no shares of preferred stock.
      Shareholders’ rights and related matters are governed by the Georgia Business Corporation Code, our articles of incorporation and our by-laws. Some of the provisions of our articles of incorporation and by-laws, which are summarized below, could prevent a change in control of the company. The total effect of these terms could make it more difficult for any person or entity to acquire or exercise control of us and to make changes in management more difficult. The following summary is qualified in its entirety by reference to our articles of incorporation and by-laws, which set forth the full rights, powers and limitations of each class of our capital stock.
Common Stock and Class A Common Stock

Voting
      The Class A common stock has one vote per share on all matters submitted to our shareholders, except to the extent voting rights may be affected by the common stock protection feature described below. Holders of our common stock are not entitled to any vote except as described below or as otherwise required by law.
      Actions submitted to a vote of shareholders are generally voted upon only by holders of Class A common stock. As a result, the holders of Class A common stock may elect, by plurality of the votes cast, the entire board of directors. In addition, the Class A holders may approve, by the affirmative vote of a majority of the votes entitled to be cast, any merger, liquidation or similar transaction involving Aaron Rents. The holders of Class A common stock may also, by the affirmative vote of a majority of the votes entitled to be cast, amend our articles of incorporation. However, amendments adversely affecting the rights of the common stock shareholders would also require the affirmative vote of two-thirds of the outstanding shares of common stock voting as a separate class.
      Under our articles of incorporation, holders of common stock are not entitled to vote on any matters, except for amendments to our articles of incorporation:

•	adversely changing the designation, rights, preferences or limitations of the common stock;

•	modifying, in any manner that may adversely affect the common stock, the common stock protection feature described below; and

•	decreasing the aggregate number of authorized shares of common stock below the number of shares of common stock outstanding at that time.

Dividends and Other Distributions
      Our articles of incorporation permit:

•	payment of cash dividends to the holders of our common stock without paying any dividend on the Class A common stock; and

•	payment of cash dividends on the common stock that are higher (but in no event lower) than any dividend paid on the Class A common stock.
      We may not pay cash dividends on our Class A common stock unless they are equal or higher to the dividends paid on the common stock.
      Subject to the following restrictions, any dividends or other distributions payable in any class of our capital stock to the holders of either class of our common stock must be paid in like form and equal amounts on both classes of common stock. Dividends or other distributions payable on our common stock in shares of common stock may be made as follows:

•	in shares of common stock to the holders of both Class A common stock and common stock;

•	in shares of Class A common stock to the holders of Class A common stock, and in shares of common stock to the holders of common stock; and

•	in any other authorized class or series of capital stock to the holders of both classes of common stock.
      Our Class A common stock and common stock share equally with respect to distributions in cash, stock or property in connection with any recapitalization of Aaron Rents and upon liquidation or dissolution of Aaron Rents. Neither the Class A common stock nor the common stock may be split, subdivided or combined unless the other is proportionately split, subdivided or combined.

Mergers, Consolidations and Share Exchanges
      Each holder of our common stock is entitled to receive the same amount and form of consideration per share as the per share consideration, if any, received by any holder of the Class A common stock if we engage in a merger, consolidation or statutory share exchange involving our common stock.

The Common Stock Protection Feature
      Voting rights disproportionate to equity ownership may be acquired through acquisitions of Class A common stock without corresponding purchases of common stock. The common stock protection feature is intended to make it more difficult for a buyer who has not acquired a proportionate percentage of our common stock to acquire a significant block — 20% or more — of our Class A common stock. Although the common stock protection feature might make us a less attractive target for a takeover bid, it is intended to help reduce or eliminate any discount in the prices at which the common stock might trade vis-à-vis the Class A common stock, and to give holders of the common stock the opportunity to participate in any premium that might be paid for a significant block of the Class A common stock.
      If any person or group acquires beneficial ownership of 20% or more of the Class A common stock and the person or group does not own an equal or greater percentage of common stock, the common stock protection feature requires that the buyer commence a public tender offer to acquire enough additional shares of our common stock so that the buyer owns at least an equal percentage of the common stock and the Class A common stock within a 90-day period beginning the day after acquiring the shares of Class A common stock that result in such person or group beneficially owning 20% or more of the Class A common stock. In addition, an acquiror of 20% or more of the Class A common stock is also required to commence a tender offer if the acquiror obtains an additional 5% of the Class A common stock after the last acquisition which triggered the tender offer requirement, if that acquiror does not own an equal or greater percentage of common stock. In either case, the requirements related to the common stock protection feature are satisfied by making the requisite offer and purchasing validly tendered shares, even if the number of shares tendered is less than the number of shares required to make the buyer’s common stock interest equal to or greater than the buyer’s Class A common stock interest.
      This feature does not apply to people or groups who acquire Class A common stock upon issuance from us, by operation of law, by will or the laws of descent and distribution, by charitable contribution or gift, or by foreclosure of a bona fide loan. In addition, this feature does not apply to any increase in percentage ownership of Class A common stock resulting solely from a change in the total amount of Class A common stock outstanding. Finally, this feature does not apply to a shareholder who beneficially owned 20% or more of the Class A common stock on or before October 31, 1992. In order for the common stock protection features to apply to a shareholder who owns 20% or more Class A common stock on or before that date, the shareholder would have to acquire beneficial ownership of an additional 20% of Class A common stock, in addition to the shareholder’s interest at October 31, 1992.
      If the acquiror fails to commence the tender offer, the voting rights of the shares of Class A common stock beneficially owned by the acquiror that exceed his, her or its comparable percentage of common stock will be suspended until the tender offer is completed or until the holder disposes of the Class A common stock that triggered the feature.
      The common stock protection feature does not prevent anyone from acquiring a significant or controlling interest in us, provided the person or group acquires a proportionate percentage of the common stock by undertaking a tender offer or is willing to forego some Class A common stock voting rights, as provided by the common stock protection feature. If a tender offer is required, the purchase price the acquiror might have to pay might be higher than the price at which the acquiror might otherwise be able to buy an identical amount of common stock. Consequently, the tender offer requirement could make an acquisition of a significant or controlling interest in Aaron Rents more expensive and, if a tender offer is required, time consuming, than if the requirement did not exist. This might deter a person or group from acquiring a significant or controlling interest in us. Moreover, by restricting an acquiror’s ability to buy a significant interest in the Class A common stock by paying a “control premium” for the Class A common stock without acquiring, or paying a similar premium for, common stock, the common stock protection feature should help to reduce any discount on either class of common stock.

Convertibility
      Neither the Class A common stock nor the common stock is convertible into another class of common stock or any other Aaron Rents security, except that the common stock may be converted into Class A common stock on a share-for-share basis:

•	by resolution of the board of directors if either the common stock or the Class A common stock is excluded from trading on any national securities exchange on which it is then traded because of the existence of the common stock; or

•	automatically if the number of outstanding shares of Class A common stock falls below 10% of the total number of outstanding shares of both the common stock and Class A common stock.
      Upon any such conversion, the voting interest of the holders of Class A common stock would be diluted, and to the extent that the market price of one class exceeds the other immediately prior to such conversion, the market price of the higher priced class may be decreased.

Preemptive Rights
      The holders of our Class A common stock and common stock do not have preemptive rights enabling them to subscribe for or receive shares of any class of our stock or any other securities convertible into shares of any class of our stock.
Preferred Stock
      Our board of directors may, without approval of our shareholders, from time to time authorize the issuance of preferred stock in one or more series for such consideration and, within certain limits, with such relative rights, powers, preferences and limitations as our board of directors may determine. Because the board of directors has the power to establish the preferences, powers and rights of each series of preferred stock, it may give to the holders of any such series preferences, powers and rights, voting or otherwise, senior to the rights of holders of either class of our common stock. Although the board of directors has no present intention of doing so, it could issue preferred stock that could discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interest or in which the shareholders might receive a premium for their stock over its market price.
Limitation of Directors’ Liability
      Our articles of incorporation eliminate, subject to exceptions under Georgia law, the liability of our directors to us or our shareholders for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law provides that no provision in our articles of incorporation or by-laws shall eliminate or limit the liability of a director for:

•	any appropriation, in violation of the director’s duties, of any business opportunity of the company;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	unlawful corporate distributions; or

•	any transaction from which the director received an improper benefit.
      Liability for monetary damages would remain unaffected by the articles of incorporation if liability is based on any of these grounds. Liability for monetary damages for violations of federal securities laws also remains unaffected. This provision of the articles of incorporation will limit the remedies available to a shareholder dissatisfied with a board decision which is protected by this provision, and a shareholder’s only remedy in such a circumstance may be to bring a suit to prevent the board’s action. In many situations, this remedy may not be effective, for example, when shareholders are not aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and Aaron Rents could be injured by a board decision and have no effective remedy.
Transfer Agent
      The transfer agent and registrar for our Class A common stock and common stock is SunTrust Bank, Atlanta, Georgia.

UNDERWRITING
      Subject to the terms and conditions of an underwriting agreement between us, the selling shareholder and each of the underwriters named below, dated the date of this prospectus, the underwriters named below have severally agreed to purchase from us and the selling shareholder the number of shares of our common stock indicated in the following table.

Number of
Underwriters	Shares

SunTrust Capital Markets, Inc.	1,300,000
Morgan Keegan & Company, Inc.	1,000,000
Stifel, Nicolaus & Company, Incorporated	800,000
Wachovia Capital Markets, LLC	500,000
BB&T Capital Markets,
A Division of Scott & Stringfellow, Inc.	400,000

Total	4,000,000

      The underwriters have advised us that they propose to offer shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.77 per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $0.10 per share to other brokers and dealers. No such reduction will change the amount of proceeds that we or the selling shareholder are to receive, as set forth on the cover page of this prospectus. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.
      The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement, including the continued accuracy of representations contained in the underwriting agreement, the delivery of certain certificates, opinions and letters from us, our attorneys and independent auditors, and the absence of any material adverse change affecting us. The underwriters are obligated to purchase all of the common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares of our common stock.
      The shares of our common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of our common stock be distributed or published, in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted.
      The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
Over-allotment Option
      We and the selling shareholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of our common stock from us and up to 150,000 shares from the selling shareholder to cover over-allotments at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of the option shares approximately proportionate to the underwriter’s initial commitment as indicated in the table above. We and the selling shareholder will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby. If this option is exercised in full, the total price to the public will be $118.5 million and the net proceeds to us will be approximately $84.0 million.
Underwriting Discount and Expenses
      The following table summarizes the per share and total underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

		Total

	Per Share	Without Option	With Option

Underwriting discount payable by us	$1.2875	$3,862,500	$4,441,875
Underwriting discount payable by the selling shareholder	1.2875	1,287,500	1,480,625
      We will pay all expenses of the offering that we incur, except that the selling shareholder will pay his pro rata share of all registration, filing and listing fees. We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $400,000. This estimate includes expenses of the underwriters that we have agreed to reimburse.
Indemnification
      We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make with respect to any of these liabilities.
Lock-up Agreements
      Subject to certain limited exceptions, we, our directors and our executive officers have agreed, except with regard to the shares offered hereby, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of our common shares or other securities convertible into or exchangeable or exercisable for our common shares for a period of 90 days after the date of this prospectus without the prior written consent of SunTrust Capital Markets, Inc. This 90-day period may be extended if (1) during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. SunTrust Capital Markets, Inc. may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the shares subject to the lock-up agreements. With the exception of the underwriters’ over-allotment option, there are no existing agreements between SunTrust Capital Markets, Inc. and us or any of our shareholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization, Short Positions and Penalty Bids
      In connection with this offering, the underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Business Relationships with Underwriters and Their Affiliates
      From time to time, the underwriters and their affiliates have provided, and continue to provide, commercial banking, financial advisory and investment banking services to us in the ordinary course of business. These firms have received, and may receive, customary fees for their services. SunTrust Bank, an affiliate of SunTrust Capital Markets, Inc., is a lender and the administrative agent, and Regions Bank, Wachovia Bank N.A. and Branch Banking & Trust Co., affiliates of Morgan Keegan & Company, Inc., Wachovia Capital Markets, LLC and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., respectively, are lenders, under our revolving credit agreement, and we will use a portion of the proceeds of this offering to repay part of the amount outstanding under that agreement. See “Use of Proceeds.”

LEGAL MATTERS
      The legality of the shares of common stock offered in this prospectus will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. Members of that law firm own 45,516 shares of our common stock and 19,448 shares of our Class A common stock. Certain legal matters related to the offering will be passed upon for the underwriters by Alston & Bird LLP.
EXPERTS
      Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are included in and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are included in and incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
      With respect to the unaudited consolidated interim financial information of Aaron Rents, Inc. and subsidiaries for the three-month periods ended March 31, 2006 and March 31, 2005, included in and incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 6, 2006 included in our quarterly report on Form 10-Q for the three months ended March 31, 2006, and included in and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The Securities and Exchange Commission, or SEC, allows us to incorporate by reference information into this prospectus. This means that we may refer you to important information about us provided in other documents on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, unless that information has been updated in the prospectus. In addition, we may, from time to time, update information contained in this prospectus or in another document that is incorporated by reference. Whenever we file a document with the SEC that updates information in this prospectus or in any other document incorporated by reference, the new information will be considered to replace the old information. Any statement in this document that is subsequently updated will no longer be considered a part of this prospectus.
      The following documents are incorporated by reference into this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 15, 2006;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2006 filed with the SEC on May 9, 2006;

•	our current reports on Form 8-K filed with the SEC on February 1, 2006 and February 27, 2006;

•	the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on March 10, 1998 pursuant to Section 12(b) of the Securities Exchange Act of 1934, and any amendment or report subsequently filed by us for the purpose of updating the description; and

•	all documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before this offering terminates.
      Upon written or oral request, we will provide, at no cost to each person, including any beneficial owner, who receives a copy of this prospectus, a copy of any and all of the documents incorporated by reference into this prospectus. We will not provide exhibits to any of these documents, however, unless the exhibits are specifically incorporated by reference into this prospectus. Requests for copies should be addressed to: Corporate Secretary, Aaron Rents, Inc., 309 E. Paces Ferry Road, Atlanta, Georgia 30305, telephone number (404) 231-0011.
WHERE YOU CAN FIND MORE INFORMATION
      This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the shares of common stock Aaron Rents and the selling shareholder are offering. This prospectus does not contain all of the information in that registration statement. For further information about Aaron Rents and the shares of common stock offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC at the public reference facilities and Internet site we refer to below. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which reference is made are not complete. Those statements are qualified in their entirety by reference to the complete text of those documents.
      We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC, including the registration statement that includes this prospectus, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1080, Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. Additionally, you can obtain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC from the SEC’s internet site. The address of that site is www.sec.gov.
      Our Internet address is www.aaronrents.com. We make available free of charge on or through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information at our Internet website is not incorporated into, and you should not consider it a part of, this prospectus.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Aaron Rents, Inc.
      We have reviewed the consolidated balance sheet of Aaron Rents, Inc. and subsidiaries as of March 31, 2006, and the related consolidated statements of earnings for the three-month periods ended March 31, 2006 and 2005, and the consolidated statements of cash flows for the three-month periods ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management.
      We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
      Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
      We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Aaron Rents, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended not presented herein, and in our report dated March 14, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young LLP
Atlanta, Georgia
May 6, 2006

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,
	2006	December 31,
	(Unaudited)	2005

	(In thousands, except
	share data)
ASSETS:
Cash	$6,179	$6,973
Accounts Receivable (net of allowances of $2,085 in 2006 and $2,742 in 2005)	43,563	42,812
Rental Merchandise	832,300	811,335
Less: Accumulated Depreciation	(263,160)	(260,403)

	569,140	550,932
Property, Plant and Equipment, Net	134,367	133,759
Goodwill and Other Intangibles, Net	103,027	101,085
Prepaid Expenses and Other Assets	26,354	22,954

Total Assets	$882,630	$858,515

LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts Payable and Accrued Expenses	$121,696	$112,817
Dividends Payable	704	699
Deferred Income Taxes Payable	73,385	75,197
Customer Deposits and Advance Payments	23,975	23,458
Credit Facilities	200,611	211,873

Total Liabilities	420,371	424,044
Commitments & Contingencies
Shareholders’ Equity
Common Stock, Par Value $.50 Per Share; Authorized: 50,000,000 Shares; Shares Issued: 44,989,602 at March 31, 2006 and December 31, 2005	22,495	22,495
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 12,063,856 at March 31, 2006 and December 31, 2005	6,032	6,032
Additional Paid-in Capital	96,990	92,852
Retained Earnings	370,235	349,377
Accumulated Other Comprehensive Loss	(9)	(14)

	495,743	470,742
Less: Treasury Shares at Cost,
Common Stock, 2,899,350 Shares at March 31, 2006 and 3,358,521 Shares at December 31, 2005	(17,580)	(20,367)
Class A Common Stock, 3,667,623 Shares at March 31, 2006 and December 31, 2005	(15,904)	(15,904)

Total Shareholders’ Equity	462,259	434,471

Total Liabilities & Shareholders’ Equity	$882,630	$858,515

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended
	March 31,

	2006	2005

	(In thousands, except per
	share data)
	(Unaudited)
REVENUES:
Rentals and Fees	$254,246	$209,145
Retail Sales	19,170	16,043
Non-Retail Sales	64,027	45,571
Franchise Royalties and Fees	8,223	7,191
Other	1,621	1,398

	347,287	279,348

COSTS AND EXPENSES:
Retail Cost of Sales	12,406	10,736
Non-Retail Cost of Sales	59,791	42,633
Operating Expenses	143,956	119,631
Depreciation of Rental Merchandise	93,281	75,130
Interest	3,222	1,600

	312,656	249,730

EARNINGS BEFORE INCOME TAXES	34,631	29,618
INCOME TAXES	13,070	11,196

NET EARNINGS	$21,561	$18,422

COMMON STOCK AND CLASS A COMMON STOCK EARNINGS PER SHARE:
Basic	$.43	$.37

Assuming Dilution	.42	.36

CASH DIVIDENDS DECLARED PER SHARE:
Common Stock	$.014	$.013
Class A Common Stock	.014	.013

COMMON STOCK AND CLASS A COMMON STOCK WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	50,185	49,767
Assuming Dilution	51,085	50,747
The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)
	(Unaudited)
OPERATING ACTIVITIES:
Net Earnings	$21,561	$18,422
Depreciation and Amortization	100,643	81,805
Additions to Rental Merchandise	(187,164)	(140,294)
Book Value of Rental Merchandise Sold or Disposed	76,837	56,308
Change in Deferred Income Taxes	(1,812)	(1,702)
Loss on Sale of Property, Plant, and Equipment	14	7
Change in Income Tax Receivable, Prepaid Expenses and Other Assets	(1,042)	15,095
Change in Accounts Payable and Accrued Expenses	9,068	25,220
Change in Accounts Receivable	(751)	(4,038)
Other Changes, Net	(961)	(501)

Cash Provided by Operating Activities	16,393	50,322

INVESTING ACTIVITIES:
Additions to Property, Plant and Equipment	(16,261)	(10,551)
Contracts and Other Assets Acquired	(3,248)	(9,869)
Proceeds from Sale of Marketable Securities	—	9
Proceeds from Sale of Property, Plant, and Equipment	8,804	1,013

Cash Used by Investing Activities	(10,705)	(19,398)

FINANCING ACTIVITIES:
Proceeds from Credit Facilities	154,241	30,534
Repayments on Credit Facilities	(165,503)	(62,288)
Dividends Paid	(698)	(647)
Excess Tax Benefits From Stock Option Exercise	3,026	—
Issuance of Stock Under Stock Option Plans	2,452	85

Cash Used by Financing Activities	(6,482)	(32,316)

Decrease in Cash	(794)	(1,392)
Cash at Beginning of Period	6,973	5,865

Cash at End of Period	$6,179	$4,473

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2006
NOTE A:     BASIS OF PRESENTATION
      The consolidated financial statements include the accounts of Aaron Rents, Inc. (the “Company”) and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.
      The consolidated balance sheet as of March 31, 2006 and the consolidated statements of earnings and the consolidated statements of cash flows for the quarters ended March 31, 2006 and 2005, are unaudited. The preparation of interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Management does not believe these estimates or assumptions will change significantly in the future absent unsurfaced or unforeseen events. Generally, actual experience has been consistent with management’s prior estimates and assumptions; however, actual results could differ from those estimates.
      Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. We suggest you read these financial statements in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2005. The results of operations for the quarter ended March 31, 2006 are not necessarily indicative of operating results for the full year.

Accounting Policies and Estimates
      See Note A to the consolidated financial statements in the 2005 Annual Report on Form 10-K.

Rental Merchandise
      See Note A to the consolidated financial statements in the 2005 Annual Report on Form 10-K. Rental merchandise adjustments for the three-month periods ended March 31 were $4.6 million in 2006 and $3.1 million in 2005. These charges are recorded as a component of operating expenses.

Goodwill and Other Intangibles
      During the three months ended March 31, 2006, the Company recorded $2.0 million in goodwill, $184,000 in customer relationship intangibles, and $48,000 in acquired franchise development rights in connection with a series of acquisitions of sales and lease ownership businesses. Customer relationship intangibles are amortized on a straight-line basis over their estimated useful lives of two years. Amortization expense was $464,000 and $486,000 for the three-month periods ended March 31, 2006 and 2005, respectively. The aggregate purchase price for these asset acquisitions totaled $3.2 million, with the principal tangible assets acquired consisting of rental merchandise and certain fixtures and equipment. These purchase price allocations are tentative and preliminary; we anticipate finalizing them prior to December 31, 2006. The results of operations of the acquired businesses are included in the Company’s results of operations from the dates of acquisition and are not significant.

Stock Compensation
      The Company has stock-based employee compensation plans, which are more fully described below. Prior to January 1, 2006, the Company accounted for awards granted under those plans following the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. The Company’s non-qualified stock options have 10-year terms and generally vest over a three-year service period from the date of grant. The Company grants stock options for a fixed number of shares to employees primarily with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for these stock option

AARON RENTS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
grants. The Company also has granted stock options for a fixed number of shares to certain key executives with an exercise price below the fair value of the shares at the date of grant. Compensation expense for these grants is recognized over the three-year vesting period of the options for the difference between the exercise price and the fair value of a share of Common Stock on the date of grant multiplied by the number of options granted.
      Effective January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123(R), Share-Based Payments (“SFAS 123R”), using the modified prospective application method. Under this transition method, compensation expense recognized in the quarter ended March 31, 2006 includes the applicable amounts of compensation expense of all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-based Compensation (“SFAS 123”) and previously presented in the pro forma footnote disclosures. The Company did not grant any stock options in the three months ended March 31, 2006.
      Under the modified prospective application method, results for prior periods have not been restated to reflect the effects of implementing SFAS 123R. For purposes of pro forma disclosures under SFAS 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement 123, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards for the following period:

Three Months Ended
March 31, 2005

(In thousands,
except share data)
Net Earnings before effect of Key Executive grants	$18,554
Expense effect of Key Executive grants recognized	(132)

Net Earnings as Reported	18,422
Stock-based Employee Compensation Cost, Net of Tax — Pro Forma	(496)

Pro Forma Net Earnings	$17,926

Basic Earnings Per Share — As Reported	$.37

Basic Earnings Per Share — Pro Forma	$.36

Diluted Earnings Per Share — As Reported	$.36

Diluted Earnings Per share — Pro Forma	$.35

      The Company estimates the fair value for the options granted on the grant date using a Black-Scholes option-pricing model. The expected volatility is based on the historical volatility of the Company’s Common Stock over the most recent period generally commensurate with the expected estimated life of each respective grant. The expected lives of options are based on the Company’s historical share option exercise experience. Forfeiture assumptions are based on the Company’s historical forfeiture experience. The Company believes the historical experience method is the best estimate of future exercise patterns currently available. The risk-free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options. The expected dividend yields are based on the approved annual dividend rate in effect and current market price of the underlying Common Stock at the time of grant. No assumption for a future rate increase has been included unless there is an approved plan to increase the dividend in the near term.

AARON RENTS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For the pro forma information regarding net income and earnings per share, the Company recognizes compensation expense over the explicit service period up to the date of actual retirement. Upon adoption of SFAS 123R, the Company is required to recognize compensation expense over a period to the date the employee first becomes eligible for retirement for awards granted or modified after the adoption of SFAS 123R.
      The results of operations for the three months ended March 31, 2006 include $950,000 in pre-tax compensation expense related to unvested grants as of January 1, 2006. At March 31, 2006, there was $4.3 million of total unrecognized compensation expense related to non-vested stock options which is expected to be recognized over a period of 2.25 years. SFAS 123R requires that the benefits of tax deductions in excess of recognized compensation expense to be reported as financing cash flows, rather than an operating cash flow as required under prior guidance. Excess tax benefits of $3.0 million were included in cash provided by financing activities for the quarter ended March 31, 2006. The related net tax benefit from the exercise of stock options in the first three months of 2006 was $3.5 million.
      Under the Company’s stock option plans, options granted become exercisable after a period of three years and unexercised options lapse ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 954,000 of the Company’s shares are reserved for future grants at March 31, 2006. The weighted average fair value of options granted was $8.09 in 2005, $5.18 in 2004, and $5.48 in 2003. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with weighted average assumptions of forfeiture rates of 5.85%, 9.87% and 2.55% for 2005, 2004 and 2003, respectively.
      The following table summarizes information about stock options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable

		Weighted Average
		Remaining
	Number Outstanding	Contractual Life	Weighted Average	Number Exercisable	Weighted Average
Range of Exercise Prices	March 31, 2006	(In Years)	Exercise Price	March 31, 2006	Exercise Price

$ 4.38 - 10.00	1,162,626	4.48	$6.98	1,162,626	$6.98
10.01 - 15.00	687,750	7.77	14.02	3,000	13.49
15.01 - 20.00	108,750	7.53	15.60	—	—
20.01 - 24.94	595,146	8.62	22.41	2,000	21.84

$ 4.38 - 24.94	2,554,272	6.46	$12.84	1,167,626	$7.02

      The table below summarizes option activity for the periods indicated in the Company’s stock option plans:

			Weighted Average
		Weighted Average	Remaining	Aggregate Intrinsic	Weighted Average
	Options	Exercise Price	Contractual Term	Value	Fair Value

	(In thousands)			(In thousands)
Outstanding at January 1, 2006	3,026	$11.73		$46,726	$4.01
Granted	—	—		—	—
Exercised	(459)	5.34		(9,502)	2.84
Forfeited	(13)	19.92		(95)	5.21

Outstanding at March 31, 2006	2,554	$12.84	6.46 years	$36,611	$4.72

Exercisable at March 31, 2006	1,168	$7.02	4.47 years	$23,529	$2.96

The weighted average fair value of unvested options was $7.83 as of January 1, 2006 and $8.19 as of March 31, 2006.

AARON RENTS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes
      The Company has benefited in the past from the additional first-year or “bonus” depreciation allowance under U.S. federal income tax law, which generally allowed the Company to accelerate the depreciation on rental merchandise it acquired after September 10, 2001 and placed in service prior to January 1, 2005. It is anticipated that the expiration of this temporary accelerated depreciation allowance, combined with the Company’s profitability, will contribute to the Company having to make future tax payments on its income.
NOTE B — CREDIT FACILITIES
      See Note D to the consolidated financial statements in the 2005 Annual Report on Form 10-K.
      During the third quarter of 2005, the Company entered into a note purchase agreement with a consortium of insurance companies. Pursuant to this agreement, the Company and its two subsidiaries as co-obligors issued $60 million in senior unsecured notes to the purchasers in a private placement. The notes bear interest at a rate of 5.03% per year and mature on July 27, 2012. Interest only payments are due quarterly for the first two years, followed by annual $12 million principal repayments plus interest for the five years thereafter, beginning on July 27, 2008. The Company used the proceeds from this financing to replace shorter-term borrowings under its revolving credit agreement.
      On February 27, 2006, the Company entered into a second amendment to the revolving credit agreement to increase the maximum borrowing limit to $140.0 million from $87.0 million and to extend the expiration date to May 28, 2008. In addition, the franchise loan facility and guaranty was amended on that date to decrease the maximum commitment amount from $140.0 million to $115.0 million.
      There were no significant changes in the nature of the Company’s capital leases with related parties during the first quarter of 2006. The Company was in compliance with all restrictive covenants contained in its credit facilities.
NOTE C — COMPREHENSIVE INCOME
      Comprehensive income is comprised of the net earnings of the Company, the change in the fair value of interest rate swap agreements, net of income taxes, and the changes in unrealized gains or losses on available-for-sale securities, net of income taxes, as summarized below:

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)
Net Earnings	$21,561	$18,422
Other Comprehensive Income:
Derivative Instruments, Net of Taxes	—	120
Unrealized (Loss) Gain on Marketable Securities, Net of Taxes	(6)	82

Total Other Comprehensive Income	(6)	202

Comprehensive Income	$21,555	$18,624

AARON RENTS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE D — SEGMENT INFORMATION

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)
Revenues From External Customers:
Sales and Lease Ownership	$307,072	$240,618
Corporate Furnishings	32,283	30,185
Franchise	8,328	7,270
Other	1,853	1,199
Manufacturing	21,872	25,949
Elimination of Intersegment Revenues	(21,793)	(25,963)
Cash to Accrual Adjustments	(2,328)	90

Total Revenues From External Customers	$347,287	$279,348

Earnings Before Income Taxes:
Sales and Lease Ownership	$28,264	$21,213
Corporate Furnishings	3,923	3,642
Franchise	6,125	5,404
Other	(1,464)	(623)
Manufacturing	61	587

Earnings Before Income Taxes for Reportable Segments	36,909	30,223
Elimination of Intersegment (Profit)	(7)	(530)
Cash to Accrual and Other Adjustments	(2,271)	(75)

Total Earnings Before Income Taxes	$34,631	$29,618

      Earnings before income taxes for each reportable segment are generally determined in accordance with accounting principles generally accepted in the United States with the following adjustments:

•	A predetermined amount of approximately 2.3% of each reportable segment’s revenues is charged to the reportable segment as an allocation of corporate overhead.

•	Accruals related to store closures are not recorded on the reportable segment’s financial statements, but are rather maintained and controlled by corporate headquarters.

•	The capitalization and amortization of manufacturing and distribution variances are recorded on the consolidated financial statements as part of Cash to Accrual and Other Adjustments and are not allocated to the segment that holds the related rental merchandise.

•	Advertising expense in the sales and lease ownership division is estimated at the beginning of each year and then allocated to the division ratably over time for management reporting purposes. For financial reporting purposes, advertising expense is recognized when the related advertising activities occur. The difference between these two methods is reflected as part of Cash to Accrual and Other Adjustments.

•	Sales and lease ownership rental merchandise write-offs are recorded using the direct write-off method for management reporting purposes. For financial reporting purposes the allowance method is used and is reflected as part of Cash to Accrual and Other Adjustments.

AARON RENTS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Interest on borrowings is estimated at the beginning of each year. Interest is then allocated to operating segments on the basis of relative total assets.

•	Sales and lease ownership revenues are reported on a cash basis for management reporting purposes.
      Revenues in the “Other” category are primarily from leasing space to unrelated third parties in the corporate headquarters building and revenues from several minor unrelated activities. The pre-tax items in the “Other” category are the net result of the profits and losses from leasing a portion of the corporate headquarters and several minor unrelated activities, and the portion of corporate overhead not allocated to the reportable segments for management purposes.
NOTE E — ADOPTION OF NEW ACCOUNTING PRINCIPLES
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted SFAS 151 effective January 1, 2006, and the impact was not material.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in an accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 effective January 1, 2006, and this adoption did not have a material effect on the Company’s financial position or results of operations.
      Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R using the modified prospective application method. Under this transition method, compensation expense recognized in the quarter ended March 31, 2006, includes the applicable amounts of compensation expense of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and previously presented in the pro forma footnote disclosures. Refer to Note A for further information on the impact of adoption.
      In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. The adoption of SFAS 155 is not anticipated to have a material effect on the Company’s financial position or results of operations.

AARON RENTS, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. It also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. The adoption of SFAS 156 is not anticipated to have a material effect on the Company’s financial position or results of operations.
NOTE F — COMMITMENTS
      The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2021. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. We also lease transportation and computer equipment under operating leases expiring during the next five years. We expect that most leases will be renewed or replaced by other leases in the normal course of business.
      The Company has guaranteed the borrowings of certain independent franchisees under a franchise loan program with several banks. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, the Company would be unconditionally liable for a portion of the outstanding balance of the franchisees’ debt obligations, which would be due in full within 90 days of the event of default. At March 31, 2006, the portion that the Company might be obligated to repay in the event franchisees defaulted was $105.6 million. Of this amount, approximately $80.6 million represents franchisee borrowings outstanding under the franchise loan program and approximately $25.0 million represents franchisee borrowings that the Company guarantees under other debt facilities. However, due to franchisee borrowing limits, management believes any losses associated with any defaults would be mitigated through recovery of rental merchandise as well as the associated rental agreements and other assets. Since its inception in 1994, the Company has had no significant losses associated with the franchise loan program.
      The Company has no long-term commitments to purchase merchandise. See Note F to the consolidated financial statements in the 2005 Annual Report on Form 10-K for further information.
NOTE G — RELATED PARTY TRANSACTIONS
      The Company leases certain properties under capital leases with certain related parties that are more fully described in Note D to the consolidated financial statements in the 2005 Annual Report on Form 10-K.
      As part of its extensive sports marketing program, the Company sponsors professional driver Michael Waltrip’s Aaron’s Dream Machine in the NASCAR Busch Series. The sons of the president of the Company’s sales and lease ownership division are employed by Mr. Waltrip’s company as drivers in its driver development program. The two drivers race Aaron’s sponsored cars full time in the USAR Hooters Pro Cup Series, one in the Northern Division and the other in the Southern Division. The amount to be paid in 2006 by the Company for the sponsorship of Michael Waltrip attributable to the driver development program is currently projected to be $983,000, to be adjusted by changes, if any, in the racing schedule for the current year and credits for changes from the 2005 racing season. Motor sports sponsorships and promotions have been an integral part of the Company’s marketing programs for a number of years.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Aaron Rents, Inc.
      We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Aaron Rents, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Atlanta, Georgia
March 14, 2006

Management Report on Internal Control Over Financial Reporting
      Management of Aaron Rents, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, the risk.
      The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
      Based on our assessment, management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.
      The Company’s independent auditor has issued an audit report on our assessment of the Company’s internal control over financial reporting. This report appears on the following page.
March 14, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Aaron Rents, Inc.
      We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Aaron Rents, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Aaron Rents, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Aaron Rents, Inc. maintained, in all material respects, effective internal control over financial reporting as December 31, 2005, based on the COSO criteria.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aaron Rents, Inc. as of December 31, 2005 and 2004, and the related consolidated statement of earnings, shareholders equity, and cash flows for each of the three years in the period ended December 31, 2005 of Aaron Rents, Inc. and our report dated March 14, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Atlanta, Georgia
March 14, 2006

AARON RENTS, INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2005	2004

	(In thousands, except share
	data)
ASSETS:
Cash	$6,973	$5,865
Accounts Receivable (net of allowances of $2,742 in 2005 and $1,963 in 2004)	42,812	32,736
Rental Merchandise	811,335	639,192
Less: Accumulated Depreciation	(260,403)	(213,625)

	550,932	425,567
Property, Plant and Equipment, Net	133,759	111,118
Goodwill and Other Intangibles, Net	101,085	74,874
Prepaid Expenses and Other Assets	22,954	50,128

Total Assets	$858,515	$700,288

LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts Payable and Accrued Expenses	$112,817	$93,565
Dividends Payable	699	647
Deferred Income Taxes Payable	75,197	95,173
Customer Deposits and Advance Payments	23,458	19,070
Credit Facilities	211,873	116,655

Total Liabilities	424,044	325,110
Commitments & Contingencies
Shareholders’ Equity:
Common Stock, Par Value $.50 Per Share; Authorized: 50,000,000 Shares; Shares Issued: 44,989,602 at December 31, 2005 and 2004	22,495	22,495
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 12,063,856 at December 31, 2005 and 2004	6,032	6,032
Additional Paid-in Capital	92,852	91,032
Retained Earnings	349,377	294,077
Accumulated Other Comprehensive Loss	(14)	(539)

	470,742	413,097
Less: Treasury Shares at Cost,
Common Stock, 3,358,521 and 3,625,230 Shares at December 31, 2005 and 2004, respectively	(20,367)	(22,015)
Class A Common Stock, 3,667,623 Shares at December 31, 2005 and 2004	(15,904)	(15,904)

Total Shareholders’ Equity	434,471	375,178

Total Liabilities & Shareholders’ Equity	$858,515	$700,288

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(In thousands, except per share)
REVENUES:
Rentals and Fees	$845,162	$694,293	$553,773
Retail Sales	58,366	56,259	68,786
Non-Retail Sales	185,622	160,774	120,355
Franchise Royalties and Fees	29,474	25,093	19,328
Other	6,881	10,061	4,555

	1,125,505	946,480	766,797
COSTS AND EXPENSES:
Retail Cost of Sales	39,054	39,380	50,913
Non-Retail Cost of Sales	172,807	149,207	111,714
Operating Expenses	507,158	414,518	344,884
Depreciation of Rental Merchandise	305,630	253,456	195,661
Interest	8,519	5,413	5,782

	1,033,168	861,974	708,954
EARNINGS BEFORE INCOME TAXES	92,337	84,506	57,843
INCOME TAXES	34,344	31,890	21,417

NET EARNINGS	$57,993	$52,616	$36,426

EARNINGS PER SHARE	$1.16	$1.06	$0.74

EARNINGS PER SHARE ASSUMING
DILUTION	$1.14	$1.04	$0.73

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

							Accumulated Other
							Comprehensive (Loss)
							Income

	Treasury Stock		Common Stock		Additional		Derivatives
					Paid-In	Retained	Designated as	Marketable
	Shares	Amount	Common	Class A	Capital	Earnings	Hedges	Securities

	(In thousands, except per share)
Balance, January 1, 2003	(8,197)	$(41,696)	$9,998	$2,681	$87,502	$223,928	$(1,972)	$104
Dividends, $.022 per share						(1,090)
Stock Dividend			4,999	1,340	(54)	(6,340)
Reissued Shares	306	1,635			857
Net Earnings						36,426
Change in Fair Value of Financial Instruments, Net of Income Taxes of $1,209							1,031	837

Balance, December 31, 2003	(7,891)	(40,061)	14,997	4,021	88,305	252,924	(941)	941
Dividends, $.039 per share						(1,954)
Stock Dividend			7,498	2,011	(80)	(9,509)
Reissued Shares	598	2,142			2,807
Net Earnings						52,616
Change in Fair Value of Financial Instruments, Net of Income Taxes of $119							662	(1,201)

Balance, December 31, 2004	(7,293)	(37,919)	22,495	6,032	91,032	294,077	(279)	(260)
Dividends, $.054 Per share						(2,693)
Reissued Shares	267	1,648			1,820
Net Earnings						57,993
Change in Fair Value of Financial Instruments, Net of Income Taxes of $284							279	246

Balance, December 31, 2005	(7,026)	$(36,271)	$22,495	$6,032	$92,852	$349,377	$—	$(14)

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(In thousands)
OPERATING ACTIVITIES:
Net Earnings	$57,993	$52,616	$36,426
Depreciation and Amortization	333,131	277,187	215,397
Additions to Rental Merchandise	(647,657)	(528,255)	(384,429)
Book Value of Rental Merchandise Sold or Disposed	233,861	206,589	178,460
Deferred Income Taxes	(20,261)	39,919	3,496
Gain on Marketable Securities	(579)	(5,481)	—
Loss (Gain) on Sale of Property, Plant, and Equipment	148	84	(814)
Change in Income Taxes Receivable, included in Prepaid Expenses and Other Assets	18,553	(20,023)	—
Change in Accounts Payable and Accrued Expenses	17,025	4,118	17,275
Change in Accounts Receivable	(10,076)	(1,858)	(3,905)
Other Changes, Net	11,375	9,842	6,630

Cash (Used by) Provided by Operating Activities	(6,487)	34,738	68,536

INVESTING ACTIVITIES:
Additions to Property, Plant and Equipment	(61,449)	(37,723)	(37,898)
Contracts and Other Assets Acquired	(46,725)	(38,497)	(44,347)
Proceeds from Sale of Marketable Securities	6,993	7,592	—
Investment in Marketable Securities	—	(6,436)	(715)
Proceeds from Sale of Property, Plant, and Equipment	14,000	4,760	8,025

Cash Used by Investing Activities	(87,181)	(70,304)	(74,935)

FINANCING ACTIVITIES:
Proceeds from sale of senior notes	60,000	—	—
Proceeds from Credit Facilities	450,854	287,307	86,424
Repayments on Credit Facilities	(415,636)	(250,222)	(80,119)
Dividends Paid	(2,641)	(2,042)	(924)
Issuance of Stock Under Stock Option Plans	2,199	1,701	1,789

Cash Provided by Financing Activities	94,776	36,744	7,170

Increase in Cash	1,108	1,178	771
Cash at Beginning of Year	5,865	4,687	3,916

Cash at End of Year	$6,973	$5,865	$4,687

Cash Paid During the Year:
Interest	$8,395	$5,361	$6,759
Income Taxes	$51,228	$16,783	$4,987
The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of December 31, 2005 and 2004, and for the Years Ended December 31, 2005, 2004 and 2003.
      Basis of Presentation — The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. Generally, actual experience has been consistent with management’s prior estimates and assumptions. Management does not believe these estimates or assumptions will change significantly in the future absent unsurfaced or unforeseen events.
      On July 12, 2004, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend on both Common Stock and Class A Common Stock. New shares were distributed on August 16, 2004 to shareholders of record as of the close of business on August 2, 2004. All share and per share information has been restated for all periods presented to reflect this stock dividend.
      On July 21, 2003, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend on both Common Stock and Class A Common Stock. New shares were distributed on August 15, 2003 to shareholders of record as of the close of business on August 1, 2003. All share and per share information has been restated for all periods presented to reflect this stock dividend.
      Line of Business — The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances, computers, and other merchandise throughout the U.S., Puerto Rico, and Canada. The Company manufactures furniture principally for its corporate furnishings and sales and lease ownership operations.
      Cash — In balance sheet and statement of cash flow presentations prior to December 31, 2004, checks outstanding were classified as a reduction to cash. Since the financial institutions with checks outstanding and those with deposits on hand did not and do not have legal right of offset, we have reclassified checks outstanding in certain zero balance bank accounts to accounts payable for all consolidated balance sheets and consolidated statements of cash flows presented. This reclassification had the effect of increasing both cash and accounts payable and accrued expenses by $4.6 million and $3.8 million for the years ended December 31, 2003 and 2002, respectively.
      Certain transactions previously reflected as a reduction of book value of rental merchandise sold or disposed in the accompanying consolidated statement of cash flows for the years ended December 31, 2003 are reflected as an addition to rental merchandise for the year ended December 31, 2004. These transactions were reclassified in the accompanying consolidated statements of cash flows, resulting in increases in both additions to rental merchandise and book value of rental merchandise sold or disposed of $10.6 million for the year ended December 31, 2003.
      Rental Merchandise — The Company’s rental merchandise consists primarily of residential and office furniture, consumer electronics, appliances, computers, and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the rental agreement period, generally 12 to 24 months when on rent and 36 months when not on rent, to a 0% salvage value. The corporate furnishings division depreciates merchandise over its estimated useful life, which ranges from six months to 60 months, net of its salvage value, which ranges from 0% to 60% of historical cost. The Company’s policies require weekly rental merchandise counts by store managers, which include write-offs for unsalable, damaged, or missing merchandise inventories. Full physical inventories are generally taken at the fulfillment and manufacturing facilities on a quarterly basis, and appropriate provisions are made for missing, damaged and unsalable merchandise. In addition, the Company monitors rental merchandise levels and mix by division,

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
store, and fulfillment center, as well as the average age of merchandise on hand. If unsalable rental merchandise cannot be returned to vendors, it is adjusted to its net realizable value or written off.
      All rental merchandise is available for rental or sale. On a monthly basis, all damaged, lost or unsalable merchandise identified is written off. Effective September 30, 2004, the Company began recording rental merchandise adjustments on the allowance method. In connection with the adoption of this method, a one-time adjustment of $2.5 million was recorded to establish a rental merchandise allowance reserve. Rental merchandise adjustments in the future under this new method are expected to be materially consistent with the prior year’s adjustments under the direct-write off method. Rental merchandise write-offs, including the effect of the establishment of the reserve mentioned above, totaled $22.9 million, $18.0 million, and $11.9 million during the years ended December 31, 2005, 2004, and 2003, respectively, and are included in operating expenses in the accompanying consolidated statements of earnings.
      Property, Plant and Equipment — The Company records property, plant, and equipment at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from one to five years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are recognized as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized. Depreciation expense, included in operating expenses in the accompanying consolidated statements of earnings, for property, plant, and equipment was $25.6 million, $22.2 million, and $19.2 million during the years ended December 31, 2005, 2004, and 2003, respectively.
      Goodwill and Other Intangibles — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. When the fair value is less than the related carrying value, entities are required to reduce the carrying value of goodwill. The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques using estimates and assumptions about projected future operating results and other variables. The Company has elected to perform this annual evaluation on September 30. More frequent evaluations will be completed if indicators of impairment become evident. The impairment approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company’s earnings if goodwill impairment occurs at a future date. Other Intangibles represent the value of customer relationships acquired in connection with business acquisitions as well as acquired franchise development rights, recorded at fair value as determined by the Company. As of December 31, 2005 and 2004, the net intangibles other than goodwill was $3.6 million and $1.9 million, respectively. The customer relationship intangible is amortized on a straight-line basis over a two-year useful life while acquired franchise development rights are amortized over the unexpired life of the franchisee’s ten year area development agreement. Amortization expense on intangibles, included in operating expenses in the accompanying consolidated statements of earnings, was $2.0 million, $1.6 million, and $.5 million during the years ended December 31, 2005, 2004, and 2003, respectively.
      Impairment — The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows were less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.
      Investments in Marketable Securities — The Company holds certain marketable equity securities and has designated these securities as available-for-sale. The fair value of these securities was $59,000 and

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$6.0 million as of December 31, 2005 and 2004, respectively. These amounts are included in prepaid expenses and other assets in the accompanying consolidated balance sheets. In May of 2004, the Company sold its holdings in Rainbow Rentals, Inc. with a cost basis of $2.1 million for cash proceeds of $7.6 million in connection with Rent-A-Center, Inc.’s acquisition of Rainbow Rentals, Inc. The Company recognized an after-tax gain of $3.4 million on this transaction. In May and June of 2005, the Company sold its holdings in Rent-Way, Inc. with a cost basis of $6.4 million for cash proceeds of $7.0 million. The Company recognized an after-tax gain of $355,000 on this transaction. In connection with this gain recognition, $355,000 and $3.4 million was transferred from unrealized gains within accumulated other comprehensive income to net income on the accompanying Consolidated Statement of Earnings for the years ended December 31, 2005 and 2004, respectively.
      Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.
      Fair Value of Financial Instruments — The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the accompanying consolidated balance sheets, was $346,000 at December 31, 2004, based upon quotes from financial institutions. At December 31, 2004 the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2005 the Company did not have any swap agreements.
      At December 31, 2005 and 2004 the fair market value of fixed rate long-term debt was $113.9 million and $51.4 million, respectively, based on quoted prices for similar instruments.
      Revenue Recognition — Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. Until all payments are received under sales and lease ownership agreements, the Company maintains ownership of the rental merchandise. Revenues from the sale of merchandise to franchisees are recognized at the time of receipt by the franchisee, and revenues from such sales to other customers are recognized at the time of shipment, at which time title and risk of ownership are transferred to the customer. Please refer to Note I for discussion of recognition of other franchise related revenues.
      Cost of Sales — Included in cost of sales is the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the corporate furnishings division. It is not practicable to allocate operating expenses between selling and rental operations.
      Shipping and Handling Costs — The Company classifies shipping and handling costs as operating expenses in the accompanying consolidated statements of earnings and these costs totaled $40.5 million in 2005, $31.1 million in 2004, and $24.9 million in 2003.
      Advertising — The Company expenses advertising costs as incurred. Advertising costs are recorded as expense the first time an advertisement appears. Such costs aggregated $27.1 million in 2005, $22.4 million in 2004, and $18.7 million in 2003. In addition, certain advertising expenses were offset by cooperative advertising consideration received from vendors, substantially all of which represents reimbursement of specific, identifiable, and incremental costs incurred in selling those vendors’ products.
      Stock Based Compensation — The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123). The Company grants stock options for a fixed number of shares to employees primarily with an exercise price equal to the fair value of the shares at the

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
date of grant and, accordingly, recognizes no compensation expense for these stock option grants. The Company also has granted stock options for a fixed number of shares to certain key executives with an exercise price below the fair value of the shares at the date of grant (“Key Executive grants”). Compensation expense for Key Executive grants is recognized over the three-year vesting period of the options for the difference between the exercise price and the fair value of a share of Common Stock on the date of grant times the number of options granted. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled $1.9 million, $3.2 million, and $703,000 in 2005, 2004, and 2003, respectively.
      For purposes of pro forma disclosures under SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(In thousands, except per share)
Net Earnings before effect of Key Executive grants	$58,522	$52,854	$36,426
Expense effect of Key Executive grants recognized	(529)	(238)	—

Net earnings as reported	57,993	52,616	36,426
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,996)	(1,687)	(1,345)

Pro forma net earnings	$55,997	$50,929	$35,081

Earnings per share:
Basic — as reported	$1.16	$1.06	$.74

Basic — pro forma	$1.12	$1.03	$.71

Diluted — as reported	$1.14	$1.04	$.73

Diluted — pro forma	$1.11	$1.01	$.70

      Closed Store Reserves — From time to time the Company closes or consolidates stores. The charges related to the closing or consolidating of these stores primarily consist of reserving the net present value of future minimum payments under the stores’ real estate leases. As of both December 31, 2005 and 2004, accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets included $1.3 million and $2.2 million, respectively, for closed store expenses.
      Insurance Reserves — Estimated insurance reserves are accrued primarily for group health and workers compensation benefits provided to the Company’s employees. Estimates for these insurance reserves are made based on actual reported but unpaid claims and actuarial analyses of the projected claims run off for both reported and incurred but not reported claims. Effective on September 30, 2004, the Company revised certain estimates related to the accrual for group health self-insurance based on favorable claims experience as well as on the experience that the time periods between the liability for a claim being incurred and the claim being reported had declined. The change in estimates resulted in a reduction in expenses of $1.4 million in 2004. The group health self-insurance liability and expense are included in accounts payable and accrued expenses, and in operating expenses in the accompanying consolidated balance sheets and statements of earnings, respectively.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Derivative Instruments and Hedging Activities — From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company’s exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item and the derivative instrument. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. Generally, the Company’s interest rate swaps are designated as cash flow hedges. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income or expense at the time of extinguishment. There was no net income effect related to swap ineffectiveness in 2004. For the year ended December 31, 2003, the Company’s net income included an after-tax benefit of $170,000 related to swap ineffectiveness. The Company does not enter into derivatives for speculative or trading purposes. The fair value of the swaps as of December 31, 2004 and 2003 of $.3 million and $1.4 million, respectively, are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. At December 31, 2005 the Company did not have any swap agreements.
      Comprehensive Income — For the years ended December 31, 2005, 2004 and 2003, comprehensive income totaled $58.0 million, $52.1 million, and $38.3 million, respectively.
      New Accounting Pronouncements — In September 2004, the Emerging Issues Task Force of the FASB (“EITF”) issued EITF Issue No. 04-1, Accounting for Preexisting Relationships Between the Parties to a Business Combination (“EITF 04-1”). EITF 04-1 requires an acquirer in a business combination to evaluate any preexisting relationships with the acquire party to determine if the business combination in effect contains a settlement of the preexisting relationship. A business combination between parties with a preexisting relationship should be viewed as a multiple element transaction. EITF 04-1 is effective for business combinations after October 13, 2004, but requires goodwill resulting from prior business combinations involving parties with a preexisting relationship to be tested for impairment by applying the guidance in the consensus. The adoption of EITF 04-1 did not have a material impact on the Company’s financial condition or results of operations.
      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for the Company beginning January 1, 2006. Management is currently assessing the impact of SFAS 151, but does not expect the impact to be material.
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment (SFAS 123R). SFAS 123R amends SFAS 123 to require adoption of the fair value method of accounting for employee stock options. In April 2005, the SEC extended the adoption date of SFAS 123R to January 1, 2006 for calendar-year companies. The transition guidance in SFAS 123R specifies that compensation expense for options granted prior to the effective date be recognized over the remaining vesting period of those options, and that compensation expense for options granted subsequent to the effective date be recognized over the vesting period of those options. Management is currently assessing the impact of SFAS 123R, but does not expect the impact to be material.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in an accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not anticipated to have a material effect on the Company’s financial position or results of operations.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company’s leases contain asset retirement obligations related to the removal of signage at the termination of these leases. The Company adopted FIN 47 for the year ended December 31, 2005. The impact of adoption was not material.
NOTE B:     EARNINGS PER SHARE
      Earnings per share is computed by dividing net income by the weighted average number of common and class A common shares outstanding during the year, which were approximately 49,846,000 shares in 2005, 49,602,000 shares in 2004, and 48,964,000 shares in 2003. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by approximately 959,000 in 2005, 973,000 in 2004, and 819,000 in 2003.
NOTE C:     PROPERTY, PLANT AND EQUIPMENT
      Following is a summary of the Company’s property, plant, and equipment at December 31:

	2005	2004

	(In thousands)
Land	$15,934	$11,687
Buildings and Improvements	46,805	39,305
Leasehold Improvements and Signs	72,842	63,291
Fixtures and Equipment	45,343	36,518
Assets Under Capital Lease:
with Related Parties	15,734	15,734
with Unrelated Parties	1,475	1,475
Construction in Progress	6,449	4,339

	204,582	172,349
Less: Accumulated Depreciation and Amortization	(70,823)	(61,231)

	$133,759	$111,118

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE D:     CREDIT FACILITIES
      Following is a summary of the Company’s credit facilities at December 31:

	2005	2004

	(In thousands)
Bank Debt	$91,336	$45,528
Senior Unsecured Notes	100,000	50,000
Capital Lease Obligation:
with Related Parties	16,141	16,596
with Unrelated Parties	1,066	1,197
Other Debt	3,330	3,334

	$211,873	$116,655

      Bank Debt — The Company has a revolving credit agreement dated May 28, 2004 with several banks providing for unsecured borrowings up to $87.0 million, which includes a $12.0 million credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender’s prime rate or LIBOR plus 125 basis points. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2005 and 2004, respectively, an aggregate of $81.3 million (bearing interest at 5.35%) and $45.5 million (bearing interest at 3.41%) was outstanding under the revolving credit agreement. The Company pays a .20% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps in 2004 and 2003) was 4.42% in 2005, 2.72% in 2004, and 2.53% in 2003. The revolving credit agreement expires May 28, 2007. See Note N for subsequent event disclosures.
      The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $338,340,000 plus (b) 50% of the Company’s consolidated net income (but not loss) for the period beginning April 1, 2004 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. The revolving credit agreement was amended in July 2005 as a result of entry into a note purchase agreement for $60.0 million in senior unsecured notes. The agreement was amended for the purpose of permitting a new issuance of senior unsecured notes and amending the negative covenants in the revolving credit agreement. At December 31, 2005, $47.2 million of retained earnings was available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.
      In December 16, 2005 the Company entered into an $18.0 million demand note as a means of temporary financing and at December 31, 2005 $10.0 million was outstanding at a rate of LIBOR plus 100 basis points.
      Senior Unsecured Notes — On August 14, 2002, the Company sold $50.0 million in aggregate principal amount of senior unsecured notes in a private placement to a consortium of insurance companies. The unsecured notes mature August 13, 2009. Quarterly interest only payments at an annual rate of 6.88% are due for the first two years followed by annual $10,000,000 principal repayments plus interest for the five years thereafter. The notes were amended in July 2005 as a result of entry into a note purchase agreement for an additional $60.0 million in senior unsecured notes to the purchasers in a private placement. The agreement was amended for the purpose of permitting the new issuance of the notes and amending the negative covenants in the revolving credit agreement.
      On July 27, 2005, the Company entered into a note purchase agreement with a consortium of insurance companies. Pursuant to this agreement, the Company and its two subsidiaries as co-obligors issued $60.0 million in senior unsecured notes to the purchasers in a private placement. The notes bear interest at a

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
rate of 5.03% per year and mature on July 27, 2012. Interest only payments are due quarterly for the first two years, followed by annual $12 million principal repayments plus interest for the five years thereafter, beginning on July 27, 2008. The Company used the proceeds from this financing to replace shorter-term borrowings under the Company’s revolving credit agreement. The new note purchase agreement contains financial maintenance covenants, negative covenants regarding the Company’s other indebtedness, its guarantees and investments, and other customary covenants substantially similar to the covenants in the Company’s existing note purchase agreement, revolving credit facility, loan facility agreement and guaranty, and its construction and lease facility, as modified by the amendments described herein.
      Capital Leases with Related Parties — In October and November 2004, the Company sold eleven properties, including leasehold improvements, to a separate limited liability corporation (“LLC”) controlled by a group of Company executives and managers, including the Company’s chairman, chief executive officer, and controlling shareholder. The LLC obtained borrowings collateralized by the land and buildings totaling $6.8 million. The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease, with a five-year renewal at the Company’s option, at an aggregate annual rental of $883,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 9.7%. Accordingly, the land and buildings, associated depreciation expense, and lease obligations are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
      In December 2002, the Company sold eleven properties, including leasehold improvements, to a separate limited liability corporation (“LLC”) controlled by a group of Company executives and managers, including the Company’s chairman, chief executive officer, and controlling shareholder. The LLC obtained borrowings collateralized by the land and buildings totaling $5.0 million. The Company occupies the land and buildings collateralizing the borrowings under a 15-year term lease at an aggregate annual rental of approximately $702,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the leases is approximately 11.1%. Accordingly, the land and buildings, associated depreciation expense, and lease obligations are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
      In April 2002, the Company sold land and buildings with a carrying value of $6.3 million to a limited liability corporation (“LLC”) controlled by the Company’s major shareholder. Simultaneously, the Company and the LLC entered into a 15-year lease for the building and a portion of the land, with two five-year renewal options at the discretion of the Company. The LLC obtained borrowings collateralized by the land and building totaling $6.4 million. The Company occupies the land and building collateralizing the borrowings under a 15-year term lease at an aggregate annual rental of $681,000. The transaction has been accounted for as a financing in the accompanying consolidated financial statements. The rate of interest implicit in the lease financing is 8.7%. Accordingly, the land and building, associated depreciation expense, and debt obligation are recorded in the Company’s consolidated financial statements. No gain or loss was recognized in this transaction.
      Leases — The Company finances a portion of store expansion through sale-leaseback transactions. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores nor does the Company provide any guarantees, other than a corporate level guarantee of lease payments, in connection with the sale-leasebacks.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Other Debt — Other debt at December 31, 2005 and 2004 includes $3.3 million of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2005 was 2.61%. No principal payments are due on the bonds until maturity in 2015.
      Future maturities under the Company’s Credit Facilities are as follows:

(In thousands)

2006	$20,647
2007	92,094
2008	22,915
2009	23,004
2010	13,116
Thereafter	40,097
NOTE E:     INCOME TAXES
      Following is a summary of the Company’s income tax expense for the year ended December 31:

	2005	2004	2003

	(In thousands)
Current Income Tax Expense (Benefit):
Federal	$50,064	$(7,720)	$16,506
State	4,541	(309)	1,415

	54,605	(8,029)	17,921
Deferred Income Tax (Benefit) Expense:
Federal	(17,751)	35,967	3,220
State	(2,510)	3,952	276

	(20,261)	39,919	3,496

	$34,344	$31,890	$21,417

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Significant components of the Company’s deferred income tax liabilities and assets at December 31 are as follows:

	2005	2004

	(In thousands)
Deferred Tax Liabilities:
Rental Merchandise and Property, Plant and Equipment	$81,388	$101,577
Other, Net	6,543	4,054

Total Deferred Tax Liabilities	87,931	105,631
Deferred Tax Assets:
Accrued Liabilities	4,915	4,948
Advance Payments	7,556	5,510
Other, Net	3,256	2,918

Total Deferred Tax Assets	15,727	13,376
Less Deferred Tax Valuation Allowance*	(2,993)	(2,918)

Net Deferred Tax Assets	12,734	10,458

Net Deferred Tax Liabilities	$75,197	$95,173

*	The Company has a net tax loss carryforward of $1.9 million which expires on varying dates through December 31, 2012.
      The Company’s effective tax rate differs from the statutory U.S. Federal income tax rate for the years ended December 31 as follows:

	2005	2004	2003

Statutory Rate	35.0%	35.0%	35.0%
Increases in U.S. Federal Taxes Resulting From:
State Income Taxes, Net of Federal Income Tax Benefit	2.2	2.8	2.0
Other, Net	—	(.1)	—

Effective Tax Rate	37.2%	37.7%	37.0%

NOTE F:     COMMITMENTS
      The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2019. The Company also leases certain properties under capital leases that are more fully described in Note D. Most of the leases contain renewal options for additional periods ranging from one to 15 years or provide for options to purchase the related property at predetermined purchase prices that do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25.0 million construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2005 was $24.5 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company’s balance sheet. The Company also leases transportation and computer equipment under operating leases expiring during the next five years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2005, are as follows: $68.3 million in 2006; $55.7 million in 2007; $40.9 million in 2008; $27.2 million in 2009; $15.1 million in 2010; and $40.8 million thereafter. Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is $24.5 million.
      The Company has guaranteed certain debt obligations of some of the franchisees amounting to $100.6 and $99.7 million at December 31, 2005, and 2004, respectively. The Company receives guarantee fees based on such franchisees’ outstanding debt obligations, which it recognizes as the guarantee obligation is satisfied. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company has never incurred any, nor does management expect to incur any, significant losses under these guarantees.
      Rental expense was $59.9 million in 2005, $50.3 million in 2004, and $44.1 million in 2003.
      The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company’s expense related to the plan was $676,000 in 2005, $506,000 in 2004, and $512,000 in 2003.
NOTE G:     SHAREHOLDERS’ EQUITY
      The Company held 7,026,144 common shares in its treasury and was authorized to purchase an additional 2,670,502 shares at December 31, 2005. The Company’s articles of incorporation provide that no cash dividends may be paid on the Class A Common Stock unless equal or higher dividends are paid on the Common Stock.
      If the number of the Class A Common Stock (voting) falls below 10% of the total number of outstanding shares of the Company, the Common Stock (non-voting) automatically converts into Class A Common Stock. The Common Stock may convert to Class A Common Stock in certain other limited situations whereby a national securities exchange rule might cause the Board of Directors to issue a resolution requiring such conversion. Management considers the likelihood of any conversion to be remote at the present time.
      The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.
NOTE H:     STOCK OPTIONS
      The Company has stock option plans under which options to purchase shares of the Company’s Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of three years and unexercised options lapse ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 954,000 of the Company’s shares are reserved for future grants at December 31, 2005. The weighted average fair value of options granted was $8.09 in 2005, $5.18 in 2004, and $5.48 in 2003.
      Pro forma information regarding net earnings and earnings per share, presented in Note A, is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2005, 2004 and 2003 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004, and 2003, respectively: risk-free interest rates of 3.86%, 3.16%, and 3.41%; a dividend yield of

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
..25%, .28%, and .23%; a volatility factor of the expected market price of the Company’s Common Stock of .43, .43, and .52; and weighted average expected lives of the option of five, four, and six years.
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
      The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted Average
		Remaining
	Number Outstanding	Contractual Life	Weighted Average	Number Exercisable	Weighted Average
Range of Exercise Prices	December 31, 2005	(In years)	Exercise Price	December 31, 2005	Exercise Price

$ 4.38 - 10.00	1,622,626	3.78	$6.51	1,477,501	$6.28
10.01 - 15.00	689,250	8.04	14.02	3,000	13.49
15.01 - 20.00	108,750	7.78	15.60	—	—
20.01 - 24.94	605,646	8.90	22.40	2,000	21.84
$ 4.38 - 24.94	3,026,272	5.92	$11.73	1,482,501	$6.31
      The table below summarizes option activity for the periods indicated in the Company’s stock option plans:

		Weighted Average
	Options	Exercise Price

	(In thousands)
Outstanding at January 1, 2003	3,010	$6.31
Granted	738	13.29
Exercised	(321)	6.18
Forfeited	(142)	8.08

Outstanding at December 31, 2003	3,285	7.82
Granted	865	19.79
Exercised	(738)	5.30
Forfeited	(89)	13.27

Outstanding at December 31, 2004	3,323	11.35
Granted	102	23.17
Exercised	(266)	8.01
Forfeited	(133)	18.39

Outstanding at December 31, 2005	3,026	$11.73

Exercisable at December 31, 2005	1,483	$6.31

NOTE I:     FRANCHISING OF AARON’S SALES AND LEASE OWNERSHIP STORES
      The Company franchises Aaron’s Sales and Lease Ownership stores. As of December 31, 2005 and 2004, 664 and 658 franchises had been awarded, respectively. Franchisees typically pay a non-refundable initial

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
franchise fee of $50,000 and an ongoing royalty of either 5% or 6% of gross revenues. Franchise fees and area development fees are generated from the sale of rights to develop, own and operate Aaron’s Sales and Lease Ownership stores. These fees are recognized as income when substantially all of the Company’s obligations per location are satisfied, generally at the date of the store opening. Franchise fees and area development fees received before the substantial completion of the Company’s obligations are deferred. Substantially all of the amounts reported as non-retail sales and non-retail cost of sales in the accompanying consolidated statements of earnings relate to the sale of rental merchandise to franchisees.
      Franchise agreement fee revenue was $3.0 million, $3.3 million, and $2.2 million and royalty revenues was $21.6 million, $17.8 million, and $14.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Deferred franchise and area development agreement fees, included in customer deposits and advance payments in the accompanying consolidated balance sheets, was $5.2 million and $4.8 million as of December 31, 2005 and 2004, respectively.
      Franchised Aaron’s Sales and Lease Ownership store activity is summarized as follows:

	2005	2004	2003

Franchised stores open at January 1,	357	287	232
Opened	71	79	79
Added through acquisition	0	12	3
Purchased by the Company	(35)	(19)	(26)
Closed	(1)	(2)	(1)

Franchised stores open at December 31,	392	357	287

      Company-operated Aaron’s Sales and Lease Ownership store activity is summarized as follows:

	2005	2004	2003

Company-operated stores open at January 1,	616	500	412
Opened	82	68	38
Added through acquisition	56	61	59
Closed or merged	(6)	(13)	(9)

Company-operated stores open at December 31,	748	616	500

      In 2005, the Company acquired the rental contracts, merchandise, and other related assets of 96 stores, including 35 franchised stores. Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 56 stores. In 2004, the Company acquired the rental contracts, merchandise, and other related assets of 85 stores, including 19 franchised stores. Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 61 stores. In 2003, the Company acquired the rental contracts, merchandise, and other related assets of 98 stores, including 26 franchised stores. Many of these stores and/or their accompanying assets were merged into other stores resulting in a net gain of 59 stores.
NOTE J:     ACQUISITIONS AND DISPOSITIONS
      During 2005, the Company acquired the rental contracts, merchandise, and other related assets of 96 sales and lease ownership stores with an aggregate purchase price of $46.6 million. Fair value of acquired tangible assets included $16.8 million for rental merchandise, $1.5 million for fixed assets, and $1.4 million for other assets. Fair value of liabilities assumed approximated $.4 million. The excess cost over the fair value of the assets and liabilities acquired in 2005, representing goodwill was $24.7 million. The fair value of acquired separately identifiable intangible assets included $2.6 million for customer lists and $.4 million for

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
acquired franchise development rights. The estimated amortization of these customer lists and acquired franchise development rights in future years approximates $1.8 million, $912,000, $82,000, $60,000, and $52,000 for 2006, 2007, 2008, 2009, and 2010, respectively. The purchase price allocations for certain acquisitions during December 2005 are preliminary pending finalization of the Company’s assessment of the fair values of tangible assets acquired.
      During 2004, the Company acquired the rental contracts, merchandise, and other related assets of 85 sales and lease ownership stores with an aggregate purchase price of $36.0 million. Fair value of acquired tangible assets included approximately $12.9 million for rental merchandise, $0.8 million for fixed assets, and $2.4 million for other assets. Fair value of liabilities assumed approximated $47,000. The excess cost over the fair value of assets and liabilities acquired, representing goodwill was $19.4 million. The fair value of acquired separately identifiable intangible assets included $1.2 million for customer lists. The estimated amortization of these customer lists in future years is $456,000 and $19,000 for 2006 and 2007, respectively. In addition, in 2004 the Company acquired three corporate furnishings stores. The purchase price of the 2004 corporate furnishings acquisitions was $2.2 million. Fair value of acquired tangible assets included $1.5 million for rental merchandise and $309,000 for other assets. The excess cost over the fair value of assets and liabilities acquired, representing goodwill was $399,000. The fair value of acquired separately identifiable intangible assets included $42,000 for customer lists.
      The results of operations of the acquired businesses are included in the Company’s results of operations from their dates of acquisition. The effect of these acquisitions on the 2005, 2004 and 2003 consolidated financial statements was not significant.
      The Company sold five of its sales and lease ownership locations to an existing franchisee in 2005. In 2004, the Company sold two of its sales and lease ownership locations to an existing franchisee. In 2003, the Company sold three of its sales and lease ownership locations to an existing franchisee and sold one of its corporate furnishings stores. The effect of these sales on the consolidated financial statements was not significant.
NOTE K:     SEGMENTS

Description of Products and Services of Reportable Segments
      Aaron Rents, Inc. has four reportable segments: sales and lease ownership, corporate furnishings (formerly known as rent-to-rent), franchise, and manufacturing. The sales and lease ownership division offers electronics, residential furniture, appliances, and computers to consumers primarily on a monthly payment basis with no credit requirements. The corporate furnishings division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company’s franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstered furniture, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.
      Earnings before income taxes for each reportable segment are generally determined in accordance with accounting principles generally accepted in the United States with the following adjustments:

•	A predetermined amount of each reportable segment’s revenues is charged to the reportable segment as an allocation of corporate overhead. This allocation was approximately 2.3% in 2005, 2004, and 2003.

•	Accruals related to store closures are not recorded on the reportable segments’ financial statements, but are rather maintained and controlled by corporate headquarters.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The capitalization and amortization of manufacturing variances are recorded on the consolidated financial statements as part of Cash to Accrual and Other Adjustments and are not allocated to the segment that holds the related rental merchandise.

•	Advertising expense in the sales and lease ownership division is estimated at the beginning of each year and then allocated to the division ratably over time for management reporting purposes. For financial reporting purposes, advertising expense is recognized when the related advertising activities occur. The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below.

•	Sales and lease ownership rental merchandise write-offs are recorded using the direct write-off method for management reporting purposes and, effective in 2004, using the allowance method for financial reporting purposes. The difference between these two methods is reflected as part of the Cash to Accrual and Other Adjustments line below for 2004.

•	Interest on borrowings is estimated at the beginning of each year. Interest is then allocated to operating segments based on relative total assets.

•	Sales and lease ownership revenues are reported on the cash basis for management reporting purposes.
      Revenues in the “Other” category are primarily from leasing space to unrelated third parties in the corporate headquarters building and revenues from several minor unrelated activities. The pre-tax losses in the “Other” category are the net result of the activity mentioned above, net of the portion of corporate overhead not allocated to the reportable segments for management purposes, and the $565,000 and $5.5 million gains recognized on the sale of marketable securities in 2005 and 2004, respectively.

Measurement of Segment Profit or Loss and Segment Assets
      The Company evaluates performance and allocates resources based on revenue growth and pre-tax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the sales and lease ownership division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affect inventory valuation, depreciation and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

Factors Used by Management to Identify the Reportable Segments
      The Company’s reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information on segments and a reconciliation to earnings before income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(In thousands)
Revenues From External Customers:
Sales and Lease Ownership	$975,026	$804,723	$634,489
Corporate Furnishings	117,476	108,453	109,083
Franchise	29,781	25,253	19,347
Other	5,411	10,185	4,206
Manufacturing	83,803	70,440	60,608
Elimination of Intersegment Revenues	(83,509)	(70,884)	(60,995)
Cash to Accrual Adjustments	(2,483)	(1,690)	59

Total Revenues from External Customers	$1,125,505	$946,480	$766,797

Earnings Before Income Taxes:
Sales and Lease Ownership	$63,317	$56,578	$43,325
Corporate Furnishings	10,802	8,842	6,341
Franchise	22,143	18,374	13,600
Other	(585)	2,118	(2,356)
Manufacturing	1,280	(175)	1,222

Earnings Before Income Taxes for Reportable Segments	96,957	85,737	62,132
Elimination of Intersegment (Profit) Loss	(1,103)	178	(2,338)
Cash to Accrual and Other Adjustments	(3,517)	(1,409)	(1,951)

Total Earnings Before Income Taxes	$92,337	$84,506	$57,843

Assets:
Sales and Lease Ownership	$669,376	$524,492	$412,836
Corporate Furnishings	91,536	83,478	79,984
Franchise	26,902	23,495	19,493
Other	46,355	50,452	29,244
Manufacturing	24,346	18,371	18,327

Total Assets	$858,515	$700,288	$559,884

Depreciation and Amortization:
Sales and Lease Ownership	$309,022	$255,606	$191,777
Corporate Furnishings	20,376	19,213	21,266
Franchise	924	722	547
Other	1,373	711	839
Manufacturing	1,436	935	968

Total Depreciation and Amortization	$333,131	$277,187	$215,397

Interest Expense:
Sales and Lease Ownership	$7,326	$5,197	$5,215
Corporate Furnishings	1,382	1,044	1,583
Franchise	93	96	93
Other	(282)	(924)	(1,109)

Total Interest Expense	$8,519	$5,413	$5,782

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE L:     RELATED PARTY TRANSACTIONS
      The Company leases certain properties under capital leases with certain related parties that are more fully described in Note D above.
      As part of its marketing program, the Company sponsors professional driver Michael Waltrip’s Aaron’s Dream Machine in the NASCAR Busch Series. In 2005, as a part of this marketing program, the Company began sponsoring a driver development program implemented by Mr. Waltrip’s company. The two drivers participating in the driver development program for 2005 are both the sons of the president of the Company’s sales and lease ownership division. The portion of the Company’s sponsorship of Michael Waltrip attributable to the driver development program is $890,000 for 2005.
NOTE M:     EFFECTS OF HURRICANES KATRINA AND RITA
      Operating expenses for the year also include the write-off of $4.4 million of rental merchandise and property destroyed or severely damaged by Hurricanes Katrina and Rita, of which approximately $1.9 million is expected to be covered by insurance proceeds. The net pre-tax expense recorded for the year for these damages is $2.5 million. In addition, included in other income for 2005 is $934,000 of expected proceeds from business interruption insurance associated with the operations of hurricane affected areas.
NOTE N:     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(In thousands, except per share)
Year Ended December 31, 2005
Revenues	$279,348	$271,338	$278,667	$296,152
Gross Profit*	142,260	139,797	142,287	147,315
Earnings Before Taxes	29,618	25,644	13,506	23,569
Net Earnings	18,422	16,120	8,843	14,608
Earnings Per Share	.37	.32	.18	.29
Earnings Per Share Assuming Dilution	.36	.32	.17	.29
Year Ended December 31, 2004
Revenues	$242,493	$230,286	$231,648	$242,053
Gross Profit*	116,856	114,641	116,320	121,466
Earnings Before Taxes	20,706	24,928	17,551	21,321
Net Earnings	12,817	15,385	10,647	13,767
Earnings Per Share	.26	.31	.21	.28
Earnings Per Share Assuming Dilution	.26	.30	.21	.27

*	Gross profit is the sum of rentals and fees, retail sales, and non-retail sales less retail cost of sales, non-retail cost of sales, and depreciation of rental merchandise.
      During the fourth quarter of 2004, the Company recorded an adjustment reducing the liability for personal property taxes and personal property tax expense by $1.3 million. These items are included in accounts payable and accrued expenses in the accompanying consolidated balance sheet, and operating expenses in the accompanying consolidated statements of earnings, respectively.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition, during the fourth quarter of 2004, an adjustment was recorded relating to the Company’s treatment of vendor consideration under EITF 02-16. This adjustment resulted in decreases in rental merchandise net of depreciation of $579,000, rental merchandise depreciation expense of $126,000, retail cost of goods sold of $146,000, and non-retail cost of goods sold of $202,000, offset by an increase in advertising expenses, included in operating expenses in the accompanying consolidated statements of earnings, of $1.1 million.
NOTE O:     SUBSEQUENT EVENT (UNAUDITED)
      On February 27, 2006, the Company entered into a second amendment to the revolving credit agreement to increase the maximum borrowing limit to $140.0 million from $87.0 million and extend the expiration date to May 28, 2008. The franchise loan facility and guaranty was amended to decrease the maximum commitment amount from $140.0 million to $115.0 million.

AARON RENTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4,000,000 Shares
Aaron Rents, Inc.
Common Stock

PROSPECTUS

SunTrust Robinson Humphrey	Morgan Keegan & Company, Inc.
       Stifel Nicolaus
Wachovia Securities
BB&T Capital Markets
May 18, 2006